UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



05046963

FORM 1-A

24-10108

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

DOCTORS PHARMACEUTICAL CORPORATION
(Exact name of issuer as specified in its charter)

STATE OF ILLINOIS
(State or other jurisdiction of incorporation or organization)

39 South Lasalle , Suite 1015, Chicago IL 60603. (312) 782-2274
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

John Goodluck, 39 South Lasalle, Suite 1015, Chicago, IL 60603 (312) 782-227
(Name, address, including zip code, and telephone number, including area code, of agent for service)

05
(Primary standard Industrial Classification Code Number)

36-4051849
(I.R.S. Employer Identification Number)



Common Stock 625,000 shares
(Description and amount of securities offered)

April 18, 2005
(Approximate date of commencement of proposed sale to the public)

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to public	Underwritig discount and commissions	Proceeds to issuer or other persons
Per unit	$8	$0	$8
Total	$5,000,000		$5,000,000
Total Minimum	$5,000,000	$0	$5,000,000
Total Maximum	$5,000,000	$0	$5,000,000

Consider the "Risk Factors" in connection with the purchase of the securities.

The Company has not retained Underwriter(s) for the offering.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

The Company will pay commissions of 0.25% to 5.0% to any broker-dealers retain as nonexclusive selling agents with respect to the common shares. Accordingly, the amount the Company will receive will depend on whether it pay any commissions and at what rate it pay them. The Company will not pay commissions on its common shares sold directly by its officers and employees.

Date of this Prospectus/Offering Circular: 4/18/2005

4

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This offering Circular, together with Financial statements and other Attachments, consists of a total of 94 pages.

RISK FACTORS

Violations of or changes in the laws and regulations that govern our business could have a material adverse effect on the Company. Our business is subject to United States Food and Drug Administration (FDA) laws and regulations. These laws and regulations require the Company to maintain and comply with:

a). Specific manufacturing procedure.

b). Maintain and file specific information with FDA with respect to drug.

c). Specific disclosure with regard to consumer protection.

If the Company violate these laws and regulations, even unintentionally, the Company could be subject to government enforcement action or to consumer lawsuit seeking to recover for damages alleged to have resulted from the violations. Enactment of new laws or regulations or changes in existing laws or regulations, or in their interpretation, could impose significant new restrictions on the way the Company do business or resault in significantly increased costs of compliance. If that happen, it could have a material adverse effect on the company.

The Company will need substantial cash for growth; - to open retail pharmacy stores in large markets.

The financial position of the company.

Accidental contamination during manufacturing process may occur.

Lawsuit from Drug performance may occur.

PLAN OF DISTRIBUTION

Doctors Pharmaceutical will sell the common shares directly utilizing the efforts of its officers and employees; and or sell the common shares through one or more registered broker-dealers who will act as selling agents for the company without a firm underwriting commitment.

The Company will not pay commissions on common shares sold directly by its officers and employees. The Company will pay commissions of 0.25% to 5.0% to any broker-dealers that the Company retain as nonexclusive selling agents with respect to the common shares. Accordingly, the amount of proceeds the Company will receive will depend on whether the Company pay any commissions and at what rate the Company pay them.

We intend to enter into non-exclusive selling agreements with any brokers that act as selling agents for the common shares.

Under the terms of these agreements, brokers will sell common shares to the public and we will pay them commissions in the range of percentum stated in the above paragraph. We will agree to indemnify the brokers for losses, if any, which we are liable under the Securities Act of 1933, as amended.

USE OF PROCEEDS

Doctors Pharmaceutical intend to add the net proceeds receive from the sale of the common shares to its general funds, wherefore they will be available for working capital and other general corporate purposes. These uses may include manufacturing, opening retail drug pharmacy stores in strategic markets nationwide.

DESCRIPTION OF BUSINESS

The Company

Doctors Pharmaceutical Corporation was incorporated in 1977 and the Company is a National Drug Facility registered by the United States Food and Drug Administration (FDA). #o63516.

Mission Statement

To manufacture highest quality, safe, high performance prescription medicines and sell direct to consumers at a price every man and woman in all household in America will afford.

Corporate Philosophy

Doctors Pharmaceutical Corporation's goal is to be a world leader in the Pharmaceutical industry. Our style is aggressive and our practices honest, our conduct is legal and ethical. We are motivated by a fair return on investment and we are committed to strengthening the company through reinvestment. We believe that consumers will be attracted by what we offer and this will ensure our continued growth and success.

Team work, individual development and participative environment are the corporate culture. Employees enjoy job security and take pride in their work and customer satisfaction. Our company recorgnize and reward employee achievement and provide opportunities for career growth.

At Doctors Pharmaceutical smart thinking and consumer satisfaction mold our method of operation to achieve our commitment to quality. Corporate quality control and assurance program and integration of our suppliers into our quality objective result in superior product for the consumers. Our commitment to innovation and quality is an investment in enhancement of quality of life.

Tight control over every aspect of company operation, not only to maintain the highest quality, but to control costs better.

Core Business

The Company operates principally in the Pharmaceutical Industry. The Company's core business is research and development and manufacturing of a broad line of high quality, safe generic of most widely prescribed prescription drugs in all drug classes.Distribution channels of our products is by "Direct Sales Business Model". The broad line generic prescription drugs we offer are comparable in quality and therapeutically equivalent to national brands prescription drugs.
The company has the fundamentals for leadership position through its commitment to innovation and quality, customer satisfaction, low-verhead and lowest-cost production.

Market-Driven: Consumer needs.

Doctors Pharmaceutical research and development and manufacturing strategy of medicines is determined by three fundamentals:

1. Consumer demand of the medicines.
2. Market share data of the medicines.
3. Profit return of the medicines

Decisions on which medicines to offer require in-depth analysis of not only today's market place, but tommorrow's.
Doctors pharmaceutical monitors new and existing national brands for trends and product movement. The company analyze sales and market share data for hundreds of medicines in current and potential categories.

Once the company has determined that a product has potential, a cross-functional product team works to integrate all areas of the company - research and development, manufacturing, packaging and labeling and distribution - ensuring that each process contributes to maintaining the high standards for quality while meeting United States Food and Drug Administration (FDA) regulatory requirements.

MARKETING, SALES, PROMOTION.

Significance of Generic Prescription Drugs.

The growing impact of high cost of prescription drugs make cheaper generic prescription drugs a vital component of America's medical healthcare plans and policy.

MARKETING - Customer Profile.

Regardless of economic status, human beings of all ages and gender(s) need medicines to maintain a healthy body.

Target Market.

A key element of Doctors Pharmaceutical market strategy is to concentrate its resources in consumer markets offering attractive returns and growth potential.

Market Analysis.

Prescriptions for generic medicines account for an increased number of all new prescription medicines written in the United States.

Industry trends - Market driven by consumer need/demand.

Strong growth in all classes.

Growth driven by Drug cost containment in medical healthcare.

Objectives and Strategies.

Marketing is the core of corporate growth and profitability. The company's strategies to accomplish these objectives are the following:

- Manufacture broad line high quality and safe effective generics of the most widely prescribed prescription drugs in all drug classes.
- Consistent products quality that are comparable and therapeutically equivalent to national brands in their drug classes.
- **Price it right.**
- Direct sales business model.
- Effective television advertising to define and position our products and show the value and educate the consumer.
- Aggressive involvement in the market and sustained presence.

SALES - Method of Distribution.

The traditional classical method of selling through existing retail pharmacy outlets to the consumers did not meet Doctors Pharmaceutical desired profit expectations. These existing retail pharmacy outlets commonly known as middlemen, e.g. Walgreens, Albertson, Walmart, CVS, et cetra, adds excessive mark-ups of 500% to 800% and that renders generic prescription drugs unaffordable by millions of American consumers and also deprive consumers the low price that our products offer, in favor of high price national brands.

If consumers cannot enjoy the low price that our generic prescription drugs offer, because of excessive and outrageous mark-ups by middlemen, then our services shall be extinct.

Direct Sales Business Model - Doctors 39¢ Pharmacy Stores

We believe that consumers who are our customers are best served through Doctors Pharmaceutical owned retail pharmacy outlets to guarantee consumers enjoyment of the value and low price of our product.

The consumer is our focus. To assure our perpetual survival, Doctors Pharmaceutical must and will deliver its products directly to the consumers through its wholly owned subsidiary "DOCTORS 39¢ PHARMACY STORES" and eliminate the middlemen to secure consumers' enjoyment of the value our products offer.

Unique Selling Advantage - Price

The Pharmacy is strictly tailored to pharmaceutical products and its consumers. No other merchandise will be sold at the pharmacy. That being the case, small store space is required and therefore, each pharmacy will occupy leased space of 1,000 to 2,000 Sq. Ft.

150-Doctors 39¢ Pharmacy are planned for opening in 2005 in convenient locations and the pharmacy stores will be strategically positioned in larger markets nationwide. By the end of year 2007, the Company's goal is 500 Stores total.

Pricing

Doctors 39¢ Pharmacy Store will sell directly to consumers at a best value retail price of 39¢ per Tablet/Capsule for any type of generic prescription drug of any strength (80% less than national average retail market price of a tablet/capsule of national brands) the lowest retail price in United States retail drug market and a great savings and value for the consumer. That is our commitment to the consumers and our corporate objective to bring to market affordable lowest price prescription drugs.

Doctors 39¢ Pharmacy

Consumer Price Table for any Strength Prescription Drugs.

1.	30 Tablets/Capsules @ .39¢;	Price: $11.70
2.	60 Tablets/Capsules @ .39¢;	Price: $23.40
3.	90 Tablets/Capsules @ .39¢;	Price: $35.10
4.	120 Tablets/Capsules @ .39¢;	Price: $46.80
5.	180 Tablets/Capsules @ 39¢;	Price: $70.20

STORES HOURS: Daily: 8am to 9pm. 365 Days Year round
Public Holidays - 9am to 5pm.

PROMOTION.

Building Doctors 39¢ Pharmacy Stores into a household name

A household name (brand) has the ability to capture consumers trust and increase profits. It is that trust that retains long-term relationship with consumers who are our customers.

The Company will focus on aggressive television advertising to define and position Doctors 39¢ Pharmacy identity in United States major markets.

Television advertising to educate the consumer emphasizing:

1. Affordable lowest price 39¢ a Tablet or Capsule for any prescription drug, 80% less than national average retail price of our competitors.

2. Consumer monthly cost for a month supply.

3. Products high quality and therapeutically equal to high price national brands.

4. United States Food and Drug Administration (FDA) and Medical experts recorgnition of the generic prescription drugs to be among the "best choice" in drug classes.

We believe television is our best tool to reach American households and mass population and achieve household name identity (brand identity) and sales enhancement and customer loyalty and increase growth and earnings.

COMPETITION

Doctors Pharmaceutical business strategic fundamentals of low cost production and low overhead and direct retail sales to consumers, is to gain and retain a competitive advantage and a formidable leadership position.

Our flat rate price doctrine of 39¢ per tablet/capsule for any prescription drug of any strength has no competition out there in the United States marketplace.

Doctors Pharmaceutical compete in two segments of the Pharmaceutical business: 1). Medicine manufacturing sector: Our competitors are e,g. Taro Pharmaceutical, Pfizer, Merck, Barr Labs, Astra Zeneca, Milan Labs. Ivaxx, et cetra. Our competitors in the manufacturing sector do not sell their products directly to consumers but sell to retailers (middlemen) e.g. Walgreens, Albertson, CVS, Walmart, Rite Aid, Kroger, et cetra. Competition from our competitors in the manufacturing sector with regard to end-user price is nil because the mark-up price(s) by the Retailers sets the consumer price at the checkout cash register in retail Pharmacy Stores.

2). With respect to retail medicine sales sector, our competitors are e.g. Walgreens, Albertson, CVS, Walmart, Kroger, Rite Aid, et cetra. These competitors in this retail sector do not manufacture medicines and they are "middlemen" between the manufacturer and the consumer. These middlemen retailers have substantially greater capital resources than Doctors Pharmaceutical but the middlemen retailers suffer a disadvantage in the marketplace. Because the middlemen retailers add a mark up of 500% to 800% to the price they pay the manufacturer, low price to consumers is absolutely impossible.

Doctors Pharmaceutical is both a manufacturer and a retailer and its flat rate retail price of 39¢ per tablet/capsule of any strength prescription drug can never be matched by middlemen retailers in the competitive marketplace. Our retail price doctrine is efficient, practical and simple. Our "direct sales business model" cuts off the middlemen 500%-800% mark up and we give the mark up to the consumer resulting in lowest retail price in United States marketplace, and consumers enjoy great savings and value and we gain lots of customers and carve out a market share for our company.

No matter the competition out there in the marketplace, Doctors Pharmaceutical will operate lean and mean and formidable in production, quality, marketing sales and make money for its shareholders - the bottom line.

Manufacturing.

To completely satisfy the consumers is our primary objective. We achieve their satisfaction by translating their changing needs into products that are superb in performance anywhere in the world. The products listed in the followin pages are Doctors Pharmaceutical manufacturing endeavor and the products are generic prescription medicines approved by FDA. Doctors Pharmaceutical generic prescription medicines are engineered upon cuttin-edge science technology and reflects the cumulative efforts of many top Biochemists, Pharmacologists, Chemists, Pharmacists, Physicians, and Researchers, to bring the consumers safe and effective generic prescription medicines that will have a significant impact on public health care and prescription medicine cost containment and cost reduction. The fundamental(s) of our generic prescription medicines are: a) To treat or prevent serious or significant diseases or disorders. b) The medicines are recorgnized by medical experts to be among the "best choices" in their classes. c) The medicines has a current benefit-to risk ratio that compares favorably with those in their classes. d) The medicines are safe.

The equipments Doctors Pharmaceutical have chose in its manufacturing endeavor - 25 New and Used Reconditioned Tablet/Capsule Compression Machines will turn out 25 different drugs an hour. Each Machine production output is 500,000 to 800,000 Tablets/Capsules per hour. The 25 Machines will produce a total of over 80 million Tablets/Capsule in an 8 hour shift operation. If there is further increase in demand, the Company will add 2nd shift and if necessary 3rd shift production operation to meet the demand. Further, additional production lines can be added if necessary in the future. It is the Company's belief that its production capacity is adequate at this time.

A Model of Doctors Pharmaceutical Tablet/Capsule "Manufacturing Life Cycle" is in Fig. 1; and will give you a better idea of how efficiently the company produce its products at the lowest cost and the steps the company must take to ensure the highest quality and United States Food and Drug Administration (FDA) standard OQ/PQ/IQ/cGMP validation documentation.

Drug Classes	Generic Name	Brand Names of Various Manufacturers
Penicillin Antibiotics	Amoxicillin	Trimox
		Larotid
		Wymox
		Amoxil
	Cloxacillin	Cloxapen
	Bacampicillin	Spectrobid
	Ampicillin	Principen
		Omnipen
		Totacillin
		Macillin
	Penicillin VK	Beepen VK
		Veetids
		V-Cillin K
		Betapen VK
		Pen-Vee K
		Ledercillin VK
ANTIBIOTICS (Anti-Infectives)	Trimethoprim	Proloprim/Trimpex
	Clindamycin	Cleocin
	Vancomycin	Vancor
		Vancocin
		Vancoled
	Metronidazole	Flagystatin
		Femazole
		Flagyl
		Protostat
		Metizol
		Lagyl
		Metryl
	Chloramphenicol	Chloromycetin
		Ak-Chlor
		Chloracol
		I-Chlor
		Chlorofair
		Econochlor
Rifamycins	Rifampin	Rimactane
		Rifampicin
		Rifadin
Cephalosporins	Cephalexin	Cefanex
		Keftab
		Keflex
		Keflet
	Cefadroxil	Ultracef
		Duricef
	Cefaclor	Ceclor
	Cefuroxime	Kefurox
		Ceftin
		Zinacef
Macrolides	Erythromycin	Eramycin
		Ilotycin
		E-Mycin
		Erycette
		Erythrocin
		Ery-Tab
		Robimycin
		T-Stat
		Ilosone
		Staticin

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antibiotics:		
Tetracycline	Minocycline	Minocin
	Doxycycline	Vibramycin
		Doryx
		Doxychel
	Tetracycline	Sumycin
		Achromycin V
		Tetracyn
		Panmycin
		Tetralan
		Contimycin
Fluoroquinolone	Ciprofloxacin	Cipro
		Ciloxan
Sulfonamide	Sulfisoxazole	Sulfizin
		Gantrisin
	Sulfamethazole	Thiosulfi
		Microsul
	Sulfamethoxazole	Gantanol
		Methoxanol
Antipsoriatic Drug	Methotrexate (Amethopterin, MTX)	Amethopterin
		Abitrexate
		Mexate
		Folex
		Trexall
Antiviral	Acyclovir	Zovirax
	Amantadine	Symadine
		Antadine
		Symmetrel
Anticancer	Cyclophosphamide	Neosar
		Cytoxan
		Cycloblastin
	Flutamide	Eulexin
	Hydroxyurea	Hydrea
		Droxia
		Mylocal
	Methotrexate	Amethopterin/MTX
		Mexate
		Trexall
		Folex
		Abitrexate
	Tamoxifen	Nolvadex
	Paclitaxel	Taxol
		Onzol

Drug Classes	Generic Name	Brand Names of Various Manufacturers
Nonsteroidal Anti-Inflammatory Drugs (NSAID)		
ACETIC ACIDS	Diclofenac	Cataflam
		Voltren
	Etodolac	Lodine
	Ketorolac	Toradol
		Acular
	Indomethacin	Indocin
		Indameth
		Zendole
	Nabumetone	Relafen
	Sulindac	Clinoril
	Tolmetin	Tolectin
FENAMATE	Mefenamic Acid	Ponstel
	Meclofenamate	Meclomen
		Meclodium
		Meclofenaf
OXICAM	Piroxicam	Feldene
PROPIONIC ACID		
Prescription form	Flurbiprofen	Ansaid
	Ketoprofen	Orudis
		Oruvail
	Naproxen	Naprelan
		Naprosyn
		Anaprox
	Fenoprofen	Nalfon
	Ibuprofen	Nuprin
		Ibuprohm
		Haltran
		Medipren
		Dologesic
	Oxaprozin	Daypro
Antihistamine (Rx Only)	Azatadine	Optimine
	Chlorpheniramine	Chlor-Trimeton
		Teldrin
	Cyprohetadine.	Periactin
	Tripelennamine	Pyribenzamine/PBZ
	Hydroxyzine	Atarax/Vistaril
	Meclizine	Antivert
		Bonine
	Promethazine	Phenergen
	Loratadine	Claritin
Antimalaria	Hydroxychloroquine	Plaquenil
	Chloroquine	Aralen
	Quinine	Quinine
	Doxycycline	Vibramycin

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antihypertensive	Prazosin	Minipres
	Terazosin	Hytrin
	Methyldopa	Aldomet
	Clonidine	Catapres Duraclon
	Guanfacine	Tenex
	Minoxidil	Loniten
	Guanethidine	Ismelin
	Hydralazine	Alazine Apresoline Serpasil Dralzine
	Doxazosin	Cadura
Antihypertensive Beta Adrenergic Blocker:	Acebutolol	Sectral
	Atenolol	Tenormic
	Labetalol	Trandate Normodyne
	Metoprolol	Lopressor Toprol
	Penbutolol	Levatol
	Nadolol	Corgard
	Propranolol	Ipran Inderal Betachron
	Timolol	Blocadren Betimol
	Sotalol	Betapace
	Pindolol	Visken
Antihypertensive; Calcium Channel Blockers	Diltiazem	Cardizem Diltiazem Tiazac Dilacor Tiamate
	Nicardipine	Cardene
	Nifedipine	Adalat Procardia
	Verapamil	Calan Verelan Isoptin
Disease Modifying Antirheumatic Drugs (DMARD)	Methotrexate	Rheumatrex

Drug Classes	Generic Name	Brand Names of variou Manufacturers
Antihypertensive: Angiotension II Antagonist (ARB)	Irbesartan	Avapro
Antihypertensive: Angiotension Converting Enzyme (ACE) Inhibitor	Enalapril	Vasotec
	Captopril	Capoten
	Lisinopril	Zestril
		Prinivil
Antiangina	Nadolol	Corgard
	Nifedipine	Procardia
		Adalat
	Nitroglycerin	Nitro-Dur
		Nitro-Bid
		Nitrolin
		Nitroglyn
		Nitrol
		Nitrogard
	Nicardipine	Cardene
	Propranolol	Inderal
		Ipran
	Timolol	Blocadren
	Verapamil	Calan
		Verelan
		Isoptin
	Atenolol	Tenormin
	Diltiazem	Cardizem
		Tiazac
		Dilacor
		Tiamate
Immunosuppressant	Azathioprine	Imuran
	Cyclophosphamide	Cytoxan
		Neosar
		Cycloblastin
	Cyclosporine	Sandimmune
		Neoral
		SangCya
		Sangstat
	Hydroxychloroquine	Plaquenil

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antiarrhythmic	Mexiletine	Mexitil
	Procainamide	Pronestyl
		Promine
		Procan
	Quinidine	Quinora
		Quinaglute
		Quinidex
		Cardioquin
		Duraquin
	Propafenone	Rythmol
	Flecainide	Tambocor
	Amiodarone	Cordarone
		Pacerone
		Braxan
	Propranolol	Inderal
		Innopran
	Acebutolol	Sectral
	Disopyramide	Norpace
		Rythmical
		Pisopyramide
	Verapamil	Calan
		Verelan
		Isoptin
	Diltiazem	Cardizem
		Tiazac
		Cartia
		Tiamate
		Dilacor
	Digoxin	Lanoxin
		Digitek
		Lanoxicaps
Antidiabetic	Glipizide	Glucotrol
	Glyburide	Glubate
		Diabeta
		Glynase Prestab
		Micronase
	Chlorpropamide	Glucamide
		Diabinase
	Tolbutamide	Orinase
		Oramide
	Insulin	Humalog
		Velosulin
		Protamine
		Novolog
	Metformin	Glucophage
	Tolazamide	Tolinase
	Acetohexamide	Dymelor

Drug Classes	Generic Name	Brand Names of various Manufacturers
Thiazide Diuretics		
	Hydrochlorothiazide	Diaqua
		Esidrix
		Ezide
		Hydro Diuril
		Zide
		Hydromal
		Thiuretic
	Methyclothiazide	Aquatensen
		Enduron
	Chlorthalidone	Hygroton
		Thalitone
		Hylidone
	Bendroflumethiazide	Naturetin
	Metolazone	Microx
		Diulo
		Zaroxolyn
	Trichlormethiazide	Naqua
		Diurese
		Metahydrin
	Chlorthiazide	Diachlor
		Diuril
		Diurigen
	Hydroflumethiazide	Saluron
		Diucardin
Antipsychotic	Haloperidol	Haldol
		Halperon
	Clozapine	Clozaril
	Thiothixene	Navane
	Chlopromazine	Thorazine
		Ormazine
		Thora-Dex
	Perphenazine	Trilafon
		Triavil
	Fluphenazine	Prolixin
		Permitil
	Prochlorperazine	Eskatrol
		Compazine
		Isopro
	Thioridazine	Millaril
		Millazine
	Trifluoperazine	Stelazine
		Suprazine
Antialcoholism	Naltroxene	Trexan
		Revia
		Depade
	Disulfiram	Antabuse

Drug Classes	Generic Name	Brand Names of various Manufacturers
Anticonvulsant (Antiepileptic)	Phenytoin	Dilantin
		Diphenylan
	Valproic Acid	Depakene
		Deproic
	Primidone	Mysoline
		Myidone
	Ethosuximide	Zarontin
	Phenobarbital	Barbita
		Luminal
		Solfoton
		Eskabarb
		Floramine
		Phyldrox
	Acetazolamide	Diamox
		Dazamide
		Storzolamide
	Clonazepam	Klonopin
	Carbamazepine	Tegretol
		Epitol
Antiasthmatic	Terbutaline	Bricanyl
		Brethaire
		Brethine
	Metaproterenol	Metaprel
		Alupent
		Prometa
	Theophylline	Bronchodyl
		Respbid
		Theo-Dur
		Theovent
		Asmalix
		Elixophyllin
		Primatene
		Phyllocontin
		Sustaire
	Albuterol	Salbutamol
		Ventolin
		Proventil
		Volmax
	Cromolyn	Intal
		Crolom
		Opticrom
	Epinephrine	Asthmanephrine
		Adrenalin
		Norocaine
		Bronkaid Mist
	Triamcinolone	Azmacort
		Aristocort
		Cenocort
		Nasacort

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antiarthritis	Auranofin	Ridaura
	Azathioprine	Imuran
Anti-Parkinson	Amantadine	Symmetrel
		Antadine
		Symadine
	Trihexyphenidyl	Artane
	Benztropine	Cogentin
	Levodopa	Bendopa
		Dopar
		Larodopa
		Biodopa
	Selegiline	Atapryl
		Elderptyl
		Carbex
Diuretics:		
	Acetazolamide	Dazamide
		Diamox
		Storzolamide
		Ak-Zol
	Amiloride	Midamor
	Triamterene	Dyrenium
	Furosemide	Lasimide
		Lasix
		Myrosemide
		Luramide
	Indapamide	Lozol
	Spironolactone	Spironazide
		Alatone
		Aldactone
	Bumetanide	Bumex
Anticoagulant	Warfarin	Coumadin
		Sofarin
		Carfin
Selective Serotonin Reuptake Inhibitors (SSRIs):	Fluoxetine	Prozac
	Fluvoxamine	Luvox
	Trazadone	Desyrel
		Trialodine
	Paroxetine	Paxil
	Nefazodone	Serzone

Drug Classes	Generic Name	Brand Names of vario Manufacturers
Antidepressant	Amitriptyline	Elavil
		Amitril
		Enovil
	Amoxapine	Asendin
	Bupropion	Zyban
	(Anfebutamone)	Wellbutrin
	Clomipramine	Anafranil
		Maronil
	Desipramine	Norpramin
		Pertofrane
		Deprexan
	Doxepin	Sinequan
		Adapin
		Zonalon
	Fluoxetine	Prozac
	Fluvoxamine	Luvox
	Lithium	Lithobid
		Eskalith
		Liskonium
		Lithane
		Lithotabs
		Lithonate
	Mirtazapine	Remeron
	Imipramine	Tofranil
		Antipress
		Tipramine
		Imprin
		Janimine
	Nortriptyline	Pamelor
		Aventyl
	Trazodone	Desyrel
		Trialodine
	Paroxetine	Paxil
	Protriptyline	Vivactil
Hypnotic Drugs		
	Trialzolam	Halcion
	Flurazepam	Durapam
		Dalmane
	Ethchlorvynol	Placidyl
	Gluthemide	Doriden
	Methyprylon	Noludar
	Temazepam	Restoril
	Chloral Hydrate	Noctec
		Aquachloral

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antiulcer	Amoxicillin	Amoxil
		Larotid
		Polymox
	Sucralfate	Carafate
	Tetracycline	Achromycin V
		Tetracynn
		Sumycin
	Metronidazole	Flagyl
		Metizol
Proton Pump Inhibitor-Rx form	Omeprazole	Prilosec
Gastrointestinal	Metoclopramide	Reglan
		Maxolon
		Octamide
		Reclomide
Anti-Inflammatory Bowel Disease	Sulfasalazine	Azulfidine
		Sulfazine
		Azaline
	Metronidazole	Flagyl
Antiulcer drug Histamine [H2] Blocking drugs (Prescription form)	Ranitidine	Zantac
	Cimetidine	Tagamet
	Famotidine	Pepcid
	Nizatidine	Axid
Anticholesterol	Lovastatin	Mevacor
	Gemfibrozil	Gemcor
		Lopid
	Dextrothyoxine	Choloxin
	Niacin	Niacels
		Nicobid
		Niac
		Endur-Acin
		Nicotinex
		Niacor
	Cholestyramine	Questran
		Prevalite
Anti-Attention-Deficit-Hyperactive Disorder (ADHD)	Methylphenidate	Ritalin
		Concerta
		Metadate
		Methylin
	Pemoline	Cylert

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antiplatelet (Platelet Aggregation Inhibitors)	**Ticlopidine**	Ticlid
	Dipyridamole	Persantine
Anti-Alzheimer	Donepezil	Aricept
Anti-Osteoporotics	Calcitonin	Miacalcin
		Calcimar
		Cibacalcin
Antimigraine	Ergotamine	Ergostat
		Genergen
		Ergomar
		Oxoid
Antituberculosis	Pyrazinamide	Pyrazinamide
	Isoniazid	Teebaconin
		Laniazid
		Nydrazid
	Rifampin	Rifadin
		Rifampicin
		Rimactane
Antitissue (Prescription form)	Diphenhydramine	Diphendryl
		Nytol
		Sominex
		Benylin
		Dihydrex
	Codeine	Codeine
	Hydrocodone	Hycodan
		Anaplex
		Codone
		Norcet
	Promethazine	Phenergan
Barbiturates	Phenobarbital	Solfoton
		Donphen
		Eskabarb
		Phyldrox
		Luminal
		Floramine
		Azpan
		Barbita
	Amobarbital	Amytal
	Butabarbital	Butal
		Butisol
	Pentobarbital	Nembutal
	Secobarbital	Seconal

Drug Classes	Generic Name	Brand Names of Various Manufacturers
Anti-Acne Drug	Tretinoin	Retin A
		Avita
	Isotretinoin	Accutane
		Amnesteem
	Tetracycline	Contimycin
		Tetra-Con
		Robitet
		Tetracyn
	Erythromycin	Akne-Mycin
		Eramycin
Antigout	Colchicine	Colsalide
	Allopurinol	Zyloprim
		Lopurin
		Zurinol
	Probenecid	Probalan
		Benemid
Antianxiety	Hydroxyzine	Atarax
		Vistaril
	Meprobamate	Equanil
		Miltown
		F.M
		Protran
		Evenol
		Bamate
	Buspirone	Buspar
Benzodiazepines:	Chlordiazepoxide	Libriums
		Tenax
		Libritabs
		Zetran
		Murcil
	Clorazepate	Tranzene
	Oxazepam	Serax
	Prazepam	Centrax
	Temazepam	Restoril
	Alprazolam	Xanax
	Diazepam	Valium
		Vazepam
		Diastat
	Lorazepam	Ativan
		Alzapam
Digitalis Preparation	Digoxin	Lanoxin
	Digitoxin	Crystodigin

Drug Classes	Generic Name	Brand Names of various Manmufacturers
Antiglaucoma and Opthalmic drugs:	Prednisolone	Econopred
		Niscort
		Mydrapred
		Savacort
		Pediapred
		Delta-Cortef
		Hydeltrasol
		Blephamide
		Metreton
		Sterane
	Sulfisoxazole	Eryzole
		Gantrisin
		Sulfalar
	Timolol	Timoptic
	Levobunolol	Betagen
	Metipronolol	Optipranolol
	Acetazolamide	Diamox
	Diclofenac	Voltaren
	Ketorolac	Acular PF
	Flurbiprofen	Ocufen
	Betaxolol	Betoptic
	Carteolol	Cartrol
	Chloramphenicol	Chloromycetin
		Opthocort
		Chloroptic
		Chloracol
	Ciprofloxacin	Cipro
		Ciloxan
	Cromolyn	Vistacrom
		Opticrom
	Dexamethasone	Decadron
		Dexasone
		Hexadrol
		Dalalone
	Pilocarpine	Akarpine
		Salagen
		Pilocar
		Pilagan
	Tetracycline	Achromycin Opthalmic
	Epinephrine	Glaucon/Epinal
Thyroid Hormones	Liothyronine (Triodothyronine)	Cytomel
		Triostat
		Euthroid
	Levothyronine	Thyroxine
		Synthroid
		Levotabs
		Unithroid
		Synthrox
		Levoxine
		Syroxine
		Euthyrox

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antifungal	Nystatin	Mycostatin
		Nilstat
	Clotrimazole	Lotrimin
		Lotrisone/Mycelex
	Miconazole	Monistat
	Ketconazole	Nizoral
Amebicides	Chloroquinne	Aralen
	Metronidazole	Flagyl
		Metizole
		Metryl
		Protostat
Analgesics	Oxycodone	OxyContin
		Roxicet
		Roxilox
		Roxicodone
	Propoxyphene	Darvon
		Proxene
		Proxagesic
		Wygesic
		Dolene
	Morphine	Astramorph
		Roxanol
		Duramorph
		MS Contin
		Kadian
	Tramadol	Ultram
	Gabapentin	Neurontin
Opioid Drugs (Narcotics)	Meperidine	Demerol
		Mepergan
		Pethadol
	Codeine	Codeine
	Hydrocodone	Protuss
		Norcet
		Hycodan
		Anaplex
		Codone
		Polygesic
	Propoxyphene	Darvon
		Proxene
		Dolene
		Proxagesic
	Oxycodone	OxyContin
		Roxicet
		Roxicodone
		Roxilox
	Morphine	Roxanol
		Astramorph
		MS Contin

Drug Classes	Generic Name	Brand Names of various Manufacturers
Rx Lotion/Cream Gel/Ointment for Eye, Ear, Skin, etc	Tetracycline	Achromycin
		Actisite
		Cyclinex
	Sulfisoxazole	Eryzole
		Sulfalar
		Gantrisin
	Triamcinolone	Amcort
		Cenocort
		Triacet
		Tri-Kort
		Triamolone
	Metronidazole	Metrogel
		Metizol
		Protostat
	Amoxicillin	Trimox
	Dexamethasone	Dexone
		Solurex
		Dexasone
		Dalalone
		Decadron
		Mymethasone
		Mexacort
	Methylprednisolone	Medrol
		Meprolone
	Clotrimazole	Lotrimin
		Lotrisone
	Ketoconazole	Nizoral
	Doxycycline	Atridox
		Periostat
	Fluocinonide	Lidex
		Fluonex
	Hydrocortisone	Hydrocort
		Cortef
		Cortizone
		Cortenema
	Fluocinolone Acetonide	Flurosyn
		Fluonid
		Synalar
	Betamethasone	Valisone
		Benisone
		Diprosone Dipropionate
		Celestone
	Flurandrenolide	Cordran

Drug Classes	Generic Name	Brand Names of various Manufacturers
Muscle Relaxants	Carisoprodol	Soma
		Rela
	Methocarbamol	Delaxin
		Robamol
		Robaxin
		Spenaxin
		Forbaxin
		Marbaxin
	Cyclobenzaprine	Flexeril
	Chlorphenesin	Maolate
	Chlozoxazone	Parafon Forte
	Baclofen	Lioresal
Vasodilators	Papavarine	Vasospan
		Pavabid
		Pavagen
		Cerespan
		Therapan
	Isoxsuprine	Vasoprine
		Vasodilan
	Cyclandelate	Cyclospasmol
Mood Stabilizers	Valproic Acid	Depakene
		Depakote
		Rhoproic
	Lithium	Lithane
		Eskalith
		Lithobid
		Liskonium
		Lithonate
Thyroid Gland Disorder	Propylthiouracil	PTU/Propacil
Anti-Myasthenic	Neostigmine	Prostigmin
Anti-Sicke-Cell Anemia	Hydroxyurea	Hydrea
		Mylocel
		Droxia

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antispasmodics	Propantheline	Pro-Banthine
		Norpanth
		Ropanth
Antiemetic	Prochlorperazine	Eskatrol
		Compazine
		Pro-Iso
	Metoclopramide	Reclomide
		Reglan
		Maxolon
		Octamide
	Hydroxyzine	Vistaril
		Atarax
	Meclizine	Bonine
		Antivert
	Trimethobenzamide	Tigan
	Promethazine	Phenergan
Anti-Impotence (Erectile disorder)	Alprostadil	Caverject
		Edex
Selective Estrogen Receptor Modulator (SERMs)	Tamoxifen	Nolvadex
Anti-Benign-Prostatic-Hyperplasia	Doxazosin	Cardura
	Prazosin	Minipres
	Terazosin	Hytrin
Anti-AIDS/HIV	Hydroxyurea	Hydrea
		Mylocal
		Droxia
Anti-Anginal Nitrates	Isosorbide Dinitrate	Isordil
		Angipec
		Sorbitrate
		Isochran
		Isonate
	Isosorbide Mononitrate	Elantan
		Isma
		Monoket
		Imdur

Drug Classes	Generic Name	Brand Names of various Manufacturers
Oral Contraceptive	Low dose progestin ("Mini-Pill")	Ovrette
	High dose progestin ("Mini-Pill")	Micronor
Progestin: Female sex hormone	Medroxyprogesterone	Prempro
		Premphase
		Provera
		Curretab
		Amen
		Cycrin
	Megestrol	Megace
Estrogen: Female sex hormone	Diethylstilbestrol	Stilbestrol
		DES
	Conjugated Estrogen	Estroate
		Evestrone
		Premarin
		Sodestrin
Androgens: Male Sex Hormones	Testosterone	Depotest
		Androderm
		Testone
		Testoderm
	Fluoxymesterone	Halotensin
	Methyltestosterone	Android
		Oreton
		Metandren
Nonamphetamine Appetite Supressant	Diethylpropion	Tepanil
		Tenuate
		Depletite
	Phendimetrazine	Phenazine
		Weightrol
		Obestrol
		Plegine
		Anorex
	Phentermine	Fastin
		Adipex
		Lonamin
		Phentrol
Smoking Cessation (Prescription Inhaler and Nasal Spray only)	Nicotine	Habitrol
		Nicotrol
	Bupropion	Zyban

Drug Classes	Generic Name	Brand Names of various Manufacturers
Corticosteroids Nasal/Inhalers for Chronic Asthma Bronchitis/Rhinitis:	Triamcinolone	Azmacort Nasacort
	Dexamethasone	Dexacort Decadron Dexasone Dalalone Aeroseb-Dex Hexadrol
	Methylprednisolone	Medrol Meprolone
Adrenocortical Steroid - Cortisonlike drug:	Prednisolone	Savacort Meticortelone Blephamide Sterane Hydeltrasol Delta-Cortef Pediapred Metreton Prelone
	Prednisone	Sterapred Paracort Deltasone Meticorten Orasone
	Triamcinolone	Azmacort Kenalog Aristocort Kenalone Cenocort Amcort Triacet
	Cortisone	Cortone
	Methylprednisolone	Medrol Meprolone
	Dexamethasone	Dexone Decadron Dexameth Hexadrol
	Hydrocortisone	Hydrocortone Cortef Colocort Cortenema

COMBINATION DRUGS (CD)

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antiplatelet	Dipyridamole + (plus) Aspirin	Aggrenox
Antihistamine/ Decongestant/ Antitissue. Rx Only (Sugar free and Alcohol free)	Brompheniramine + Pseudophredine + Dexthromethorphan	Cardec DM
Opioid Narcotic Analgesics	Codeine + Aspirin	Panelex Proval Papadeine
	Oxycodone + Acetaminophen	Percocet Tylox
	Oxycodone + Aspirin	Percodan
	Propoxyphene + Acetaminophen	**Darvocet**
	Hydrocodone + Acetaminophen	Anexsia Lorcet Tycolet Lortab Vicodin Zydone Duocet
Anti-Infective	Sulfamethoxazole + Trimethoprin	Bethaprim Cortrim Bactrim DS Septra Uroplus Sulfatrim Comoxol
Thyroid Hormone	Levothyroxine + Liothyronine	Thyrolar

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antihypertensive	Hydralazine + (plus) Hydrochlorothiazide	Apresazide Hydroserpine
	Propranolol + Hydrochlorothiazide	Inderide
	Triamterene + Hydrochlorothiazide	Dyazide - Diuretic Maxzide
	Spironolactone + Hydrochlorothiazide	Aldactazide Spiractazide Spironazide
	Methyldopa + Hydrochlorthiazide	Aldoril
	Enalapril + Hydrochlorthiazide	Vaseretic
	Amiloride + Hydrochlorothiazide	Moduretic
	Atenolol + Hydrochlorothiazide	Tenoretic
	Atenolol + Chlorthalidone	Atenol/Chlotal
	Captopril + Hydrochlorothiazide	Capozide
	Clonidine + Chlorthalidone	Combipres
	Prazosin + Polythiazide	Minizide

Drug Classes	Generic Name	Brand Names of various Manufacturers
Analgesic/ Antihistamine	Codeine + Phenylprpanolamine + Chlorpheniramine	Alamine
Antianxiety and Antidepressant	Amitriptyline + Chlordiazepoxide	Limbitrol
Antihypertensive	Hydralazine + Hydrochlorthiazide + Reserpine	Ser-Ap-Es Seralazide
	Nadolol + Bendroflumethiazide	Corzide
	Linsinopril + Hydrochlorothiazide	Zestoretic Prinzide
	Irbesartan + Hydrochlorothiazide	Avalide
	Timolol + Hydrochlorthiazide	Timolide
	Metoprolol + Hydrochlorothiazide	Lopressor
	Labetalol + Hydrochlorothiazide	Trandate Normozide
	Prazosin + Polythiazide	Minizide
	Methyldopa + Chlorothiazide	Aldochlor

Drug Classes	Generic Name	Brand Names of various Manufacturers
Antiasthma	Theophylline + (plus) Phenobarbital + Guaifenesin + Ephedrine	Bronkolixir Bronkotabs
Anti-Infective	Phenazopyridine + Sulfamethoxazole	Gantanol
	Phenazopyridine + Sulfisoxazole	Gantrisin
	Erythromycin + Sulfisoxazole	Pediazole
Antibiotic Fluoroquinolone	Ciprofloxacin + Hydrocortisone	Cipro HC
Gastrointestinal/ Anticholinergic	Prochlorperazine + Isopropamide	Combid
Anti-Parkinson	Levodopa + Carbidopa	Sinemet
Antituberculosis	Rifampin + (plus) Isoniazid	Rifamate
	Rifampin + Isoniazid + Pyrazinamide	Rifater
Antifungal	Betamethasone + Clotrimazole	Lotrisone
Antimigraine	Ergotamine + Caffeine	Cafergot
Antidiabetic	Glyburide + Metformin	Glucovance
	Glipizide + Metformin	Metalglip

Drug Classes	Generic Name	Brand Names of various Manufacturers
Opthalmic	Chloramphenicol + Hydrocortisone	Opthocort Opthochlor
	Betaxolol + Pilocarpine	Betoptic-Pilo
	Epinephrine + Pilocarpine	E-Pilo
Antigout	Probenecid + Colchicine	ColBenemid Proben-C
	Probenecid + Penicillin	Probampacin
Anticonvulsant	Phenobarbital + Phenytoin	Dilantin/Barbita
Antipsychotic	Perphenazine + (plus) Amitriptyline	Triavil Etrafon
Antiasthma	Epinephrine + Theophylline	Therex
	Phenobarbital + Theophylline + Ephedrine + Guaifenesin	Quibron
	Ephedrine + Phenobarbital + Theophylline	Tedral

Drug Classes	Generic Name	Brand Names of various Manufacturers
Hemorrhoid Relief Compound	Bismuth + (plus) Zinc Oxide + Hydrocortisone	Anusol-HC
Migraine and Pain Drug:	Butabarbital + Caffeine + Acetaminophen	Fioricet Isocet
	Butabarbital + Caffeine + Aspirin	Fiorinal
Bladder disorder:	Oxybutynin	Ditropan
Nervous Stomach:	Dicyclomine	Bentyl Byclomine
Ear Ache:	Benzocaine + Antipyrine + Glycerin	Auralgan Otic Auroto Otic Otocalm Ear Allergen
Urinary Analgesic	Phenazopyridine	Azodine Pyridium
Muscle Relaxant	Methocarbamol + Aspirin	Robaxisal
Urinary Anti-Infective	Methenamine	Urex Hippurate
	Nitrofurantoin	Macrodantin Furatoin Urotoin Furadantin Nitrex
Uterine Relaxant	Ritodrine	Yutopar

Drug Classes	Generic Name	Brand Name of various Manufacturers
Contraceptives	Low dose estrogen + (plus) High dose progestin	Loestrin
	Intermidiate dose estrogen + High dose progestin	Desogen Ortho-Cept Demulen
	High dose estrogen + High dose progestin	Demulen Ortho-Novum Ovcon Ovral Preven Ortho Tri-Clen Triphasil Zovia
Female sex hormone	Estrogen + Chlordiazepoxide	Menrium
	Estrogen + Meprobamate	Milprem
Antiulcer	Prochlorperazide + Isopropamide	Combid Ultrazine
	Omeprazole + Metronidazole + Amoxicillin	Helidac


VIASRA
ANTACID
Doctors A-1
VIASRA
SOLAC
DIACIL
ANTI-DIARRHEAL
Doctors A-1
Pain Reliever PM
EXTRA STRENGTH
Doctors A-1
Pain Reliever
Doctors A-1
AMVINOL
MULTI-SYMPTOM
COLD/FLU RELIEF
70 SOFTGELS
ACTILAX
Women's
Laxative


Doctors A-1
FLU
COLD COUGH
Doctors A-1
Doctors A-1
MEDRIN
ANTACID & PAIN RELIEVER
Doctors A-1
MEDRIN
Doctors A-1
COLD
Doctors A-1
Doctors A-1
AVITRA
COLD ALLERGY
Doctors A-1
VIVANT
Doctors A-1
PHENSIC

Vitamins/Nutritional Supplements:	Generic Name	Brand Names of various Manufacturers
	Ferrous Sulfate	Sterasol Ferralyn Feosol
	Niacin	Niac Nicolar Nicobid Nicotinex Diacin
	Calcium/Mineral	Os-Cal
	Multivitamin (for children only)	Poly-Vi-Flor
	Potassium Chloride	Kay Ciel Kloride Kolyum Klorvess K-Tab
	A to Z Multivitamin	Centrum
	Vitamin A, B, C, D, E.	Vitamin A,B,C,D,E
	Herbs	Ginkgo Biloba
	Herbs	Ginsana
	Vitamin	One-A-Day

E T C E T R A

FDA has classified only a tiny percentage of newly approved drugs each year more advantageous than currently used similar drugs, and the remaining majority of newly approved drugs each year are "Me Too" drugs of little or no history of use and subject to surprises after a period of patient use. Doctors Pharmaceutical has review thoroughly and objectively the claims of various drugs newly released and compared with already available members of the drug class and the judgment of the Company is to select and make the drugs that had established record of best drugs in their class.

Wherefore, Doctors Pharmaceutical will roll out its own therapeutically equivalent generic versions of the following brand names drugs. The development of the versions resulted from "Molecular tweak" of naturally occuring equivalents substances and or substitutes of the brand names drugs core pharmaceutical compositions and formulations. Doctors Pharmaceutical bring its versions to consumers through"FDA ANDA" process.

Drug Classes	**Generic Name**	**Brand Names of various Manufacturers**
Antiemetic	Ondansetron	Zofran
Anti-Incontinence	Tolteradine	Detrol
Antiglaucoma/ Opthalmic drugs	Dorzolamide	Trusopt
	Brimonidine	Alphagan
	Dipivefrin	Propine
	Bimatoprost	Lumigen
	Olopatadine	Patanol
Anti-Thyroid	Methimazole	Methimazole
Anticholinergic	Flavoxate	Urispas
Miscellaneous	Leucovorin	Leucovorin

Drug Classes	Generic Name	Brand Names of various Manufacturers
Anti-Alzheimer	Donepezil	Aricept
	Rivastigmine	Exelon
Anti-Impotence	Sildenafil	Viagra
	Vardenafil	Levitra
Anti-Osteoporotics	Alendronate	Fosamax
	Raloxifene	Evista
	Risedronate	Actonel
Anti-Parkinson	Pramipexole	Mirapex
	Pergolide	Permax
Multiplesclerosis	Glatiramer	Copaxone
	Interferon Beta	Avonex/Betaseron
Anticholesterol	Atorvastatin	Lipitor
	Simvastatin	Zocor
Antihypertensive	Candesartan	Atacand
	Bosentan	Tracleer
Corticosteroids	Fluticasone	Flovent/Flonase
Bronchodilator	Ipratropium	Atrovent
Anti-Leukotriene	Montelukast	Singulair
	Zafirlukast	Accolate
Anticonvulsant	Lamotrigne	Lamictal
	Topiramate	Topamax
Inflammatory Bowel	Mesalamine	Pentasa/Asacol/Rowasa
	Olsalazine	Dipentum
Antidiabetic	Glimepiride	Amaryl
Antifungal	Oxiconazole	Oxistat
	Flucytosine	Ancobon
	Fluconazole	Diflucan
	Terbinafine	Lamisil
Antianemia	Epotein Alfa	Procrit
	Filgrastim	Neupogen
Radionuclide	Strontium-89	Metastron
Proton Pump Inhibitor	Esomeprazole	Nexium
Topical Antibiotic	Mupirocin	Bactroban

Prug Classes	Generic Name	Brand Names of various Manufacturers
Anticancer	Leuprolide	Lupron
	Capecitabine	Xeloda
	Mercaptopurine	Purinethol
	Anastrozole	Arimidex
	Irinotecan	Camptosar
	Trastuzumab	Herceptin
	Imatinib	Gleevec
	Exemestane	Aromasin
	Finasteride	Proscar
	Fluorouracil	Fluorouracil
Antiviral	Ganciclover	Cytovene
	Rimantadine	Flumadine
	Interferon Alfa-n1	Wellferon
	Oseltamivir	Tamiflu
	Valacyclovir	Valtrex
	Zanamivir	Relenza
Antiviral/ Anti-AIDS/HIV	Lamivudine	Epivir
	Stavudine	Zerit
	Efavirenz	Sustiva
	Zalcitabane	Hivid, DDC
	Zidovudine	AZT, Retrovir
	Didanosine	Videx
	Enfuvirtide	Fuzeon
Protease Inhibitor	Saquinavir	Fortovase, Invirase
	Indinavir	Crixivan
	Nelfinavir	Viracept
	Amprenavir	Agenerase
Anti-Infective	Atovaquone	Mepron
	Levofloxacin	Levaquin
	Azithromycin	Zithromax
	Ethambutol	Myambutol
	Rifabutin	Mycobutin
Immunosupressant	Tacrolimus	Prograf
	Muromonab-CD3	Orthoclone
Antiplatelet	Clopidogrel	Plavix
	Pentoxifylline	Trental
Antipsychotic	Olanzapine	Zyprexa
	Ziprasidone	Geodon
	Risperidone	Risperdal
Antidepressant	Citalopram	Celexa
	Nefazodone	Serzone

DESCRIPTION OF PROPERTY

The housing of Doctors Pharmaceutical operation is a modern 100,000 Square feet one story brick building and sits on a 36 acre land and located at 1120 West 120th Street, Chicago, Illinois (2 Blocks East of I-57). The property is made available to our Company by the Government (owner of the property) to promote job creation. Doctors Pharmaceutical will take title of the property from the Government.

Development of the 36 Acre Property - Corporate Campus

In Year 2005, The Company will break ground for the construction of the following:

1. One Story brick 450,000 Sq. Ft. State-of-the-Art Manufacturing Facility.
2. One 10 Story 200,000 Sq. Ft. Corporate Headquarter.
3. One Story brick 150,000 Sq.Ft. State-of-the-Art Research and Development Center.

We believe the property development is necessary and will transform the 36 acre into a corporate campus and give the company all the functionary space it needs to better serve its retail outlets (Doctors 39¢ Pharmacy Stores) and provide adequate accomodation as the Company grows.

EMPLOYEES, EXECUTIVE OFFICERS AND DIRECTORS

Employees

At present, Doctors Pharmaceutical employees are made up of independent contractors and consultants. Because of the Company's New Business Model, independent contractors and consultants no longer fits in. Therefore, beginning in January 2005, the company will start hiring permanent key Personnel for the following key positions. Each head of department will hire the department's permanent employees through the Human Resource Department.

1. Chief Scientist of Drug Research and Development.
2. Chief Financial Officer & Controller.
3. General Counsel & Chief of Govt. & Regulatory Affairs.
4. General Manager & Chief Pharmacist of Retail Stores.
5. Director of Sales and Marketing.
6. Director of Information & Data Systems.
7. Administrator of Human Resources Department
8. Director of Advertising and Promotion.
9. Director of Purchasing and Materials Management.
10. Manufacturing and Plant Manager.

Executive Officers and Directors

Althastine Bryant (AL Bryant) was elected a Director in 1997 and in 2004 the position of President became vacant and AL Bryant was elected acting President to fill that position until a qualified replacement is found and hired. From 1969 AL Bryant served at Chicago Police Department and retired in the year 2000 after 31 years service. AL Bryant (60) will retire in year 2005 from the Company to spend time with grandchildren. The Director term expire in 2006.

An Executive Search Firm has been retained to find a replacement. The replacement shall possess an MD or P.hD Biochemistry plus minimum 7yrs management experience.

Doctors Foundation Inc. has seats on the Board and appointed Dr Gordon Otis to sit on the Board of Directors. The Director's term expire in 2006.

Mildred Saxton (56) is a Scientist and Executive Officer and appointed a Director in 1997. From 1994 to 1997 self employed. From 1984 to 1994 Mildred Saxton served as President of Leventis North America Corporation. From 1969 to 1984 she served as Chairman of Science Deprtment at Chicago Public Schools. The Director's term expire in 2006.

All executive officers of the Company hold office until they retire or resign or removed or their successors are elected.

Executive Officers and Directors of the Company are not involve in any legal proceeding - bankrutcy and or criminal or otherwise during the past five years.

REMUNERATION OF DIRECTORS AND OFFICERS.

Name of Individual or identity of group	Capacities in remuneration was received	Aggregate remuneration
Management (3 persons)	1-Chairman	$0.00
	1-President	$0.00
	1-Vice President	$0.00
Directors (3 persons)	3-Directors	$0.00

Officers/Directors accrued remuneration during the issuers last fiscal year is One million common shares NPV.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS.

(In thousands, except per share amounts)

(1) Title of Class	(2) Name and address of owner	(3) Amount owned before the offering	(4) Amount owned after the offering	(5) Percent of Class
Common Shares No Par Value (NPV)	Althastine Bryant 39 South Lasalle Suite 1015 Chicago, IL	9,006	9,006	1%
	John Goodluck 39 South Lasalle Suite 1015 Chicago, IL	7,992	7,992	.9%
	Mildred Saxton 39 South Lasalle Suite 1015 Chicago, IL	8,002	8,002	.9%
	Doctors Foundation 39 South Lasalle Suite 1015 Chicago, IL 60640	875,000	875,000	97.2%

No one in the table has options, warrants and rights to purchase stock from the company.

SECURITY BEING OFFERED.

The securities for the offering is capital stock and the class is common shares. The common shares do not have the following:
1. Cumulative voting rights. 2. Special voting rights.
3. Preference as to dividends or interests.
4. Resale restrictions. 5. Preference upon liquidation.
6. Conversion rights. 7. Preemptive rights.
8. Redemption provisions. 9. Sinking fund provisions
10. The common shares are not callable.
11. Voting rights: Each outstanding share, regardless of class, shall be entilted to one vote in each matter submitted for vote of shareholders. A shareholder may vote either in person or by proxy.

A holder of or subscriber to shares of the corporation shall be under no legal obligation under state statute or foreign laws liable with respect to servants, laborers or employees of the corporation.

DOCTORS PHARMACEUTICAL CORPORATION

FINANCIAL STATEMENT

PART F/S

Statements and projections of future results made in this Offering Circular are based on current market and competitive expectations. Actual results could differ.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

In thousands

Results of Operations

Fiscal Year 2004 versus Fiscal Year 2003.

The Company's net sales increased by $4,984 to $20,392 during fiscal year 2004 from $15,408 in fiscal year 2003. The increase was due to increases in unit sales to customers.

Gross profit increased $2,830 for fiscal year 2004 compared to fiscal year 2003. The increase in gross profit resulted from increased unit sales.

Operating expenses increased $3,034 for fiscal year 2004 compared to same period in fiscal year 2003. Operating expenses consists of general and administration, research and development, and selling expense. Research and development expenditure increased $2,614 during fiscal year 2004 compared to fiscal year 2003, primarily due to new product development. Research and Development expenditure will continue to increase as FDA approves newer national prescription drugs introductions and that will move Doctors Pharmaceutical to come up with proprietary alternatives that are therapeutical equivalent to the newer drugs. Selling expenses increased $288 in fiscal year 2004 in comparison to fiscal year 2003. The increase is due to higher incentive commissions to support higher sales.

Net income fell in fiscal year 2004 due to one-time charge of $214 related to discontinued operation of the Company's nutritional drinks product line resulting in negative net income loss of $17 compared to a positive net income of $131 in fiscal year 2003.

Fiscal Year 2005: Corporate sales and earnings growth will be flat because of the "Implementation of Corporate New Business Model" and further for the following reasons: a). Doctors Pharmaceutical headquarters including Manufacturing, Research and Development will move into a new location in year 2005 and it will take a little while to fully settle in and start manufacturing. b). The new business model involve Manufacturing Process Redesign and Retooling to turn out large volume to meet consumer demand and to better serve our customers. c). Setting-up Doctors 39¢ Pharmacy Stores in strategic locations in major markets nationwide. Doctors Pharmaceutical is committed to accomplish a, b, c, above in the new year 2005 and thereafter, the Company will be well positioned for tremendous growth in sales and earnings in year 2006 and beyond.

Financial Condition, Liquidity and Capital Resources.

The Company's business requires cash to support its operating activities. The Company has historically funded and expects to continue to fund its business operations principally through sales of corporate stock and also from cash generated from its pharmaceutical operation. Doctors Pharmaceutical continually seeks to reduce up-front costs and to maximize excess cash flow available to the Company.

In the future, the Company further intend to offer its Corporate Stock to the Public in a Secondary Offering to raise $1/2 billion for working capital and to open 500 Doctors 39¢ Pharmacy Stores in strategic major markets in fiscal year 2005 through fiscal year 2008

The Company will use various debt and equity financing mechanisms for operating cash flows if necessary or for other corporate projects and business and investment ventures.

The Company expects to incur a long-term debt of $200 million between fiscal year 2005 and fiscal year 2006 related to the financing of Doctors Pharmaceutical capital projects namely:

1. One Story Brick Building 450,000 Sq. Ft. State-of-the-Art Manufacturing Facility.
2. One 10 Story Glass Building 200,000 Sq. Ft. Corporate Headquarter.
3. One Story Brick Building 150,000 Sq. Ft. State-of-the-Art Drug Research and Development Center.

The effort is proceeding on schedule between Doctors Pharmaceutical and State of Illinois Government for issuance of State of Illinois Industrial Development Revenue Bond (Doctors Pharmaceutical Corporation Project) in the amount of $200 million.

The Bond is very attractive to Doctors Pharmaceutical for the following reasons: 1. The Bond do not have restrictive loan convenants, no minimum levels of tangible net worth, no interest coverage and funded debt ratio. 2. The Bond convenants, its associated agreements and indenture impose no restrictions legal or otherwise upon Doctors Pharmaceutical from issuing its own Corporate Bond as it sees fit for business operation. 3. The debt shall be secured by a letter of credit and security interest in the assets financed. 4. The debt bears interest of 4% and is subject to mandatory sinking fund redemption through final maturity, and the average maturity of the Bond may not exceed 120% of the average reasonably expected useful life of the facilities financed with Bond proceeds.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Outlook - Fiscal Year 2006, 2007, 2008 and Beyond

Aging baby boomer population, prescription drug cost containment, consumer demand for cheap. , prescription drugs presents an exciting opportunity now and in the years ahead for Doctors Pharmaceutical. The Company will enjoy growth in its major product categories of generic prescription drugs and vitamins. The Company will see increases in profits due to favorable sales of broad line generic prescription drugs. With respect to operating expenses, selling expenses will increase due to additional new stores opening and additional employees to run the stores. The additional new stores sales profits will offset expenses and revenue growth will not be disrupted. Doctors Pharmaceutical target goal is 500-Doctors 39¢ Pharmacy Stores nationwide in fiscal year 2008 and the goal is attainable under our strategic plan.

Fiscal year 2006 and 2007 (Management projections)

Doctors 39¢ Pharmacy Stores are strictly Pharmacy Stores and do not carry any General Merchandise and therefore, small space are required and each Store occupy no more than 2,000 Sq.Ft. and Stores hours are 8am to 9pm. Daily, 365 days (Year-round),Public Holidays - 9am to 5pm. Internet/Telephone/Fax Orders are picked-up at the nearest Store by Customer or shipped within 24 hours via UPS to Customer(s).

Unit sales volume and revenue

In fiscal year 2006, our goal is to have 150-Doctors 39¢ Pharmacy Stores in operation nationwide and a total of 315 Stores in fiscal year 2007. We estimate to fill 6 million prescriptions nationwide a month in fiscal year 2006 and 13 million prescriptions filled a month in fiscal year 2007. We assume that each prescription filled will consume an average of 4-Tablets/Capsules of prescription drugs a day from Drug Classes. Therefore, in fiscal year 2006, Doctors Pharmaceutical will manufacture approximately 9 Billion Tablets/Capsules of product-mix of prescription drugs of various Drug Classes; and in Year 2007, the Company will produce 20 Billion Tablets/Capsules of product-mix of prescription drugs of various Drug Classes. And at the price of .39¢ per Tablet/Capsule, therefore, prescription drug sales revenue is $3.5 billion in fiscal year 2006 and $7.8 billion in fiscal year 2007. Inaddition, other products sales of over the counter (OTC) drug products, vitamins and herbal remedies and nutritional supplements to our customers by our wholly owned subsidiaries namely, "Phensic Pharmaeutical", "Doctors A-1 OTC Division", and "Doctors Total-Vite Division"-(makers of Vitamins and Herbal remedies and Nutritional Supplements), will increase revenue in fiscal year 2006 and fiscal year 2007.

Gross Profit

Improving gross profit is Doctors Pharmaceutical commitment. Gross profit is $2.7 billion in fiscal year 2006 and $6 billion in fiscal year 2007. The projected gross profit is attainable because of the Company implementation of programs which enhance efficiency through close monitoring of production cost and further, because of consumer demand for quality low price prescription drugs.

Profit margin

While increasing units sales volume is Doctors Pharmaceutical key objective, profit contribution per unit sold is also important. It is the Company's objective to maintain or improve real profits per unit. To accomplish that objective tight controls on operating expenses is the Company's effective weapon. Every unit sold generates a contribution margin or marginal income, which is the excess of the Sales Price (SP) over the Variable Expense or Variable Cost (VC) pertaining to the unit. Unit contribution margin to fixed cost and net income is 30¢. Doctors Pharmaceutical generic prescription drugs average manufacturing unit variable cost ratio is .23, and average sales unit contribution margin ratio is .77. The Company maintain tight controls on production cost for enhancement of corporate earnings. The Company's management use the percentage of expenses to gross profit as a primary tool for monitoring efficiency in management and control of expenses for the achievement of good operating results and earnings growth for our shareholders.

Operating expenses

Total Operating Expense is approximately $318.7 millionin fiscal year 2006 and $446.1 million in fiscal year 2007. Operating expense consists of Selling expense, Research and Development expense, General and Administrative expense.

Selling expense is $224 million in fiscal year 2006 and $334.7 million in fiscal year 2007. Selling expense includes: a). Stores employees wages and salaries in the amount of $64 million in fiscal year 2006 and 132.5 million in year 2007. b). Media advertising is $150 million in fiscal year 2006 and $180 million in fiscal year 2007. The increase in fiscal year 2007 is to sustain and increase market share.

Research and Development expense is $50 million in fiscal year 2006 and same amount in fiscal year 2007. The Company expect Research and Development expense to increase primarily due to new products developments and introductions.

General and Administrative expense is $44.6 million in fiscal year 2006 and $61.4 million in fiscal year 2007; and includes: a). Office and Factory salaries and wages is approximately $20.1 million in fiscal year 2006 and approximately $21.4 million in fiscal year 2007. b). Corporate

Data and Information Network expense is $5.7 million in fiscal year 2006 and $7 million in fiscal year 2007. The increase is a result of integration of the stores data systems with the corporate mainframe. c). Employees health benefits expense is $7.2 million in fiscal year 2006 for all 2,000 employees of the Company and approximately $15 million in fiscal year 2007 for 3,500 employees. The increase in fiscal year 2007 is a result of hiring extra manpower to run the additional 165 New Stores openings; and the extra manpower is the reason for the increase in Stores employees wages and salaries in fiscal year 2007 under Selling expense.

Operating Income and Net Income

Operating Income is projected to be approximately $2.4 billion in fiscal year 2006 and $5.5 billion in fiscal year 2007. Volume, Direct Sales to Consumers, Broad line Product-mix of quality Generic Prescription drugs of various drug classes, Low Price, Effective targeted Media Advertising are drivers of operating income results.

Net Income: Long term debt and other interest expense, if any, and the applicable Tax rate in effect in fiscal year 2006 and fiscal year 2007 may affect the net income projected for both fiscal years.

(In thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 30,	
	2004	2003
Revenue:		
Net Sales	$ 20,392	$ 15,408
Cost of Sales	8,009	5,855
Gross Profit	12,383	9,553
Operating Expenses:		
General and Administrative	402	271
Research and Development	9,986	7,372
Selling	1,717	1,643
Discontinued operation	214	-
Depreciation	81	80
Operating income	(17)	187
Interest expense	-	-
Income before income taxes	(17)	187
Income tax provision	-	-
Net income	$ (17)	$ 131

(In thousands, except per share amounts)

CONSOLIDATED BALANCE SHEET

	December 30, 2004
ASSETS	
Cash and cash equivalents	4,511
Inventories	1,528
Other assets	3,950
Property and equipment	405
Less accumulated depreciation	401
Total assets	9,993
LIABILITIES	
Accounts payable and accrued liabilities	490
Notes payable	-
Deferred income taxes	56
Long term debt	-
Total liabilities	546
SHAREHOLDERS EQUITY	
Preferred Stock, No Par Value	
300,000 Shares authorized, none issued	-
Common Stock, No Par Value	
5,000,000 Shares authorized	
900,000 Shares issued and outstanding	9,464
Retained earnings (deficit)	(17)
Total Shareholders' equity	9,447
Total liabilities and shareholder's equity	9,993

 (See Notes to Financial Statements.)

(In thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 30	
	2004	2003
Cash Flows From Operating activities:		
Net income	(17)	131
Adjustments to derive cash flows:		
Depreciation and amortization	81	80
Deferred income taxes	(56)	-
Prepaid expense and other assets	12	77
Income taxes	-	56
Accounts payable and accrued liabilities	130	60
Inventories	708	1,801
Total cash from operating activities	(558)	(1,467)
Cash flows from investing activities:		
Proceeds from sale of equipment, furniture	88	-
Purchase of equipment	(5)	-
Total cash from investing activities	83	-
Cash flows from financing activities:		
Proceeds from issuance of Common Shares	3,000	2,400
Proceeds from issuance of long term debt	-	-
Repayment of long term debt	-	-
Total cash from financing activities	3,000	2,400
Net plus (minus) in cash & cash equivalents	2,525	933
Cash & cash equivalent at beginning of period	1,986	1,053
Cash and cash equivalents at end of period	4,511	1,986
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	-	-
Taxes	-	-

 (See Notes to Financial Statements.)

(In thousands, except per share amounts)

STATEMENTS OF INCOME projections

	Ending December 30	
	2006	2007
Revenue:		
Net sales	$ 3,510,000	7,800,000
Cost of goods sold	810,000	1,800,000
Gross Profit	**2,700,000**	**6,000,000**
Operating expenses		
Selling:		
Stores employees salaries	64,000	132,500
Stores leases	9,000	20,000
Media advertising	150,000	180,000
Stores utilities	1,000	2,200
Research and Development	50,000	50,000
General and administrative:		
Office and Factory salaries and wages	20,054	21,350
Payroll taxes (FICA)	7,971	14,150
Employees health benefits	7,249	14,963
Corporate Data and information network	5,700	7,000
Office and Factory utilities	1,700	1,900
Insurance, Supplies, maintenance	1,400	1,400
Other operating expenses	590	670
Total operating expenses	$ 318,664	$ 446,133
Operating income	2,381,336	5,553,867
Income before income taxes	2,381,336	5,553,867
Income taxes	714,401	1,666,160
Net Income	$ 1,666,935	$3,887,707

 (See Notes to Financial Statements.)

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

THE COMPANY

The Company operates principally in the Pharmaceutical Industry. The Company's core business is development and manufacturing of a broad line of generic prescription drugs of the various drug classes of United States. The Company sell its products direct to consumers through its wholly owned subsidiary, Doctors 39¢ Pharmacy Stores.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. Investments in affiliates which are not majority owned are reported using the equity method and are recorded in other non-current assets. The Company do not have non-current assets.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported earnings, financial position and various disclosures. Actual results could differ from those estimates.

REVENUES

Revenues from product sales are recorgnized when the products are received by the customer. Any credit losses is recorded as revenues are recorgnized.

FINANCIAL INSTRUMENTS

The carrying amount of the Company's financial instruments consisting of cash and cash equivalents, accounts receivable, accounts payable and long-term debt, approximate their fair value.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist primarily of demand deposits and other securities with maturities of three months or less at the date of purchase.

--ORIES

(In thousands, except per share amounts)

STATEMENTS OF INCOME projections

Ending December 30

	2006	2007
Revenue:		
Net sales	$ 3,510,000	7,800,000
Cost of goods sold	810,000	1,800,000
Gross Profit	**2,700,000**	**6,000,000**
Operating expenses		
Selling:		
Stores employees salaries	64,000	132,500
Stores leases	9,000	20,000
Media advertising	150,000	180,000
Stores utilities	1,000	2,200
Research and Development	50,000	50,000
General and administrative:		
Office and Factory salaries and wages	20,054	21,350
Payroll taxes (FICA)	7,971	14,150
Employees health benefits	7,249	14,963
Corporate Data and information network	5,700	7,000
Office and Factory utilities	1,700	1,900
Insurance, Supplies, maintenance	1,400	1,400
Other operating expenses	590	670
Total operating expenses	$ 318,664	$ 446,133
Operating income	2,381,336	5,553,867
Income before income taxes	2,381,336	5,553,867
Income taxes	714,401	1,666,160
Net Income	$ 1,666,935	$3,887,707

PRODUCT MANUFACTURING "LIFE CYCLE"



RESEARCH AND DEVELOPMENT



QC Scientists in research and development analyze ingredients, potency and proportions. Our formulation scientists then develop our own formulas and determine manufacturing specifications. These specifications, which must meet or exceed government requirements, are provided to manufacturing for integration into their processes and to purchasing as material specifications.

PLANNING AND INVENTORY CONTROL



Demand is forecasted using historical data and other variables.

Based on these forecasts, current and projected inventories of raw materials are analyzed and additional materials are ordered to ensure "just in time" delivery.



MIXING



QC Depending on the final product, the final mix is either a combination of raw materials along with granulated material, or in some cases simply a mixture of raw materials. At this stage, materials are added to make the final mixture flow or stick together better.

TABLET COMPRESSION



QC A sample of the completed product is sent to the Quality Control Lab to ensure that the completed batch meets product specifications.

Following QC approval, the product is transported to a tablet compression suite that ensures product integrity and eliminates the possibility of cross-contamination. Up to 8,000 tablets per minute are compressed up to 8,000 pounds of pressure.

Fig. 1

QUALITY CONTROL



QC As soon as raw materials arrive they are assigned lot numbers that follow them throughout manufacturing and distribution. They are sampled and tested to ensure they meet stringent specifications — both ours and the government's. This data is maintained beyond the expiration date of the product and allows each batch of raw material to be traced to a specific product, package and customer.

DISPENSING



QC Approved raw materials are sent to dispensing to be weighed and dispensed according to batch specifications. Each batch carries a record of its raw material lot numbers as well as the employees who weighed, checked and re-checked the amounts against the formula.

GRANULATION



QC Granulation consists of mixing several raw materials together with a binder (such as water). This "new" material is then dried, creating particles of a consistent size and shape, which aids in compression.

COATING



QC Products such as enteric aspirin and vitamins require coating to improve their flavor and aid in absorption. Batches of up to 2,000,000 tablets are placed in large rotating bins, where they are sprayed with an atomized color mixture. This process changes tablet color, ensures even coating and "polishes" the tablets, making them easier to package at high speeds.

A sample of the final product is sent to the Quality Control Lab for a final check before packaging.

FILLING



QC Most tablet filling and packaging equipment is gravity fed and counts and fills bottles simultaneously. Tablets are fed into vertical slots which, when full, release a specified number of tablets into bottles positioned below. Our filling lines can run up to 250 bottles per minute.

PACKAGING AND LABELING



QC Final packaging includes labeling, applying safety seals, inserting consumer information, case packing and palletizing. Each carton carries labeling that identifies the product and customer. Federal regulations require strict control over labels, cartons and product inserts.

Finally, products are shipped to the customer's warehouse or one of our distribution centers.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

THE COMPANY

The Company operates principally in the Pharmaceutical Industry. The Company's core business is development and manufacturing of a broad line of generic prescription drugs of the various drug classes of United States. The Company sell its products direct to consumers through its wholly owned subsidiary, Doctors 39¢ Pharmacy Stores.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. Investments in affiliates which are not majority owned are reported using the equity method and are recorded in other non-current assets. The Company do not have non-current assets.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported earnings, financial position and various disclosures. Actual results could differ from those estimates.

REVENUES

Revenues from product sales are recorgnized when the products are received by the customer. Any credit losses is recorded as revenues are recorgnized.

FINANCIAL INSTRUMENTS

The carrying amount of the Company's financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable and long-term debt, approximate their fair value.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist primarily of demand deposits and other securities with maturities of three months or less at the date of purchase.

INVENTORIES

Inventories are stated at the lower of cost or market.

Cost is determined using the First-In, First-Out (FIFO) method.

LONG-LIVED ASSETS

Property and equipment are depreciated primarily using the straight-line method over the estimated useful lives of the assets. Useful lives range from 5 to 10 years for machinery and equipment, and 10 to 40 years for buildings. Accelerated depreciation methods are used for tax purposes when possible. Maintenance and repair costs are charged to earnings while expenditures that increase assets lives are capitalized. Goodwill resulting from business acquisitions is amortized on a straight-line basis over 25 years.

2. Long-term Borrowings and Credit arrangements

Prudent amounts of long-term debt will be needed and used for business growth. The Company' business capital project require that the Company obtain capital to fund the project and sustain its business operation and growth plans.

The Company expects to incur a long-term debt of $200 million between fiscal year 2005 and fiscal year 2006 related to the financing of Doctors Pharmaceutical capital projects.

The effort is proceeding on schedule between Doctors Pharmaceutical and State of Illinois Government for issuanceof State of Illinois Industrial Development Revenue Bond (Doctors Pharmaceutical Corporation Project) in the amount of $200 million. The Bond do not have restrictive loan convenants, no minimum levels of tangible net worth, no interest coverage and funded debt ratio. The debt shall be secured by a security interest in the assets financed. The Bond bears interest of 4% and is subject to mandatory sinking fund redemption through final maturity - 36 years.

3. Income Taxes

Federal income taxes in the financial statements was computed at 30% of income before income taxes and the income taxes expense is higher than the actual amount to be paid if computed by applying the statutory federal income tax rule to income before income taxes because investment tax credits and other deductions if factored in will reduce the taxe(s) expense(s).

4. Stock Options

At present, there is no stock appreciation rights and options and therefore, no impact on Financial statements.

5. Employee Benefits

The Company' policy regarding employees benefits is that the Company contribute to various pension and retirement plans including three or more investment plans under 401(k) of the Internal Revenue Code, and group health insurance programs covering substantially all employees. Under the pension and retirement plans, the Company's contribution is to match a percentage of employees contributions or the Company makes a contribution of a certain percentage of base compensation paid to eligible employees. However, tha amount or percentage the Company contributes varies with each plan. Contribution to the qualified profit-sharing plan is at the discretion of of the Board of Directors.

The Company has postretirement plans that provide medical health benefits for retirees and their eligible dependents. Employees become eligible for these benefits if they meet certain minimum age and service requirements. The Company reserves the right to modify or terminate the plans. All plans and programs in the above paragraph and in these paragraph are not funded at present and are immaterial to the financial position and results and or pro forma results of the Company.

6. Commitments and Contingencies

The Company' commitment is to accomplish its goal to spend up to $200 million over fiscal year 2005 through fiscal year 2007 to build new State-of-the-art Manufacturing facility and Drug Research and Development Center, and a Corporate headquarter and opening of Doctors 39¢ Pharmacy Stores nationwide. Presently, the Company do not have any commitments whatsoever.

The Company has no pending legal action and claims against it and its directors and officers.

PART III - EXHIBITS

Index to Exhibits

BY-LAWS
OF

PRIMEX CORPORATION

ARTICLE I

OFFICES

SECTION 1. REGISTERED OFFICE. The corporation shall have and continuously maintain in the State of Illinois a registered office which may be, but need not be, the same as its place of business in the State of Illinois.

SECTION 2. REGISTERED AGENT. The corporation shall have and continuously maintain in the State of Illinois a registered agent, which agent may be either an individual, resident in the State of Illinois, whose business office is identical with the corporation's registered office, or an Illinois corporation or a foreign corporation authorized to transact business in the State of Illinois that is authorized by its articles of incorporation to act as such agent, having a business office identical with the corporation's registered office.

ARTICLE II

SHAREHOLDERS

SECTION 1. ANNUAL MEETINGS. There shall be an annual meeting of shareholders of the corporation, which meeting shall be held before the last friday of January of each year succeeding the incorporation. The annual meeting shall be for the purpose of, but not limited to, the election of directors of said corporation.

SECTION 2. SPECIAL MEETINGS. Special meetings of the shareholders may be called by the president, by the board of directors, by the holders of not less than one-fifth of all the outstanding shares entitled to vote on the matter for which the meeting is called or by such other officers or persons as may be provided in the articles of incorporation.

SECTION 3. PLACE OF MEETING. Meetings of shareholders shall be held at such place, either within or without the State of Illinois, as may be provided in a resolution of the board of directors. In the absence of any such provision, all meetings shall be held at the registered office of the corporation in the State of Illinois.

SECTION 4. NOTICE OF MEETINGS. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than sixty days before the date of the meeting, or in the case of a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets not less than twenty nor more than sixty days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his or her address as it appears on the records of the corporation, with postage thereon prepaid.

SECTION 5. CLOSING OF TRANSFER BOOKS AND FIXING OF RECORD DATE. For the purpose of determining shareholders entitled to notice of, or entitled to vote at any meeting of shareholders, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors of the corporation may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty days and, for a meeting of shareholders, not less than ten days, or in the case of a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets, not less than twenty days, immediately preceding the meeting. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof.

SECTION 6. VOTING LISTS. The officer or agent having charge of the transfer books for shares of the corporation shall make, within twenty days after the record date for a meeting of shareholders or ten days before such meeting, whichever is earlier, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder, and to copying at the shareholder's expense, at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or duplicate thereof kept in the State of Illinois, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of shareholders.

SECTION 7. INSPECTORS. At any meeting of shareholders, the chairman of the meeting may, or upon the request of any shareholder shall appoint one or more persons as inspectors for such meeting.

Such inspectors shall ascertain and report the number of shares represented at the meeting, based upon their determination of the validity and effect of proxies; count all votes and report on the results; and do such other acts as are proper to conduct the election and voting with impartiality and fairness to all the shareholders.

Each report of an inspector shall be in writing and signed by him or her or by a majority of them if there be more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspector. The report of the inspector or inspector on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

SECTION 8. VOTING OF SHARES. Except as otherwise provided by the articles of incorporation, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, and except as specifically provided in Section 8 of Article III of these by-laws, in all elections for directors, every shareholder shall have the right to vote the number of shares owned by such shareholder for as many persons as there are directors to be elected, or to cumulate such votes and give one candidate as many votes as shall equal the number of directors multiplied by the number of such shares or to distribute such cumulative votes in any proportion among any number of candidates. A shareholder may vote either in person or by proxy subject to the provisions of Section 8 of Article II of these by-laws.

SECTION 9. VOTING SHARES BY CERTAIN HOLDERS. Shares registered in the name of another corporation, domestic or foreign, may be voted by any officer, agent, proxy or other legal representative authorized to vote such shares under the law of incorporation of such corporation. A corporation may treat the president or other person holding the position of chief executive officer of such other corporation as authorized to vote such shares, together with any other person indicated and any other holder of an office indicated by the corporate shareholder to the corporation as a person or an office authorized to vote such shares. Such persons and offices indicated shall be registered by the corporation on the transfer books for shares and included in any voting list prepared in accordance with that Section pertaining to voting lists.

Shares of a corporation held by the corporation in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding shares entitled to vote at any given time.

Shares registered in the name of a deceased person, a minor ward or a person under legal disability, may be voted by his or her administrator, executor, or court-appointed guardian, either in person or be proxy without a transfer of such shares into the name of such administrator, executor or court-appointed guardian. Shares registered in the name of a trustee may be voted by him or her, either in person or by proxy.

Shares registered in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his or her name if authority so to do is contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Shares of the corporation belonging to the corporation shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time, but shares of the corporation held by the corporation in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding shares at any given time.

SECTION 10. QUORUM AND ADJOURNMENTS. Unless otherwise provided in the articles of incorporation, a majority of the votes of the shares outstanding, entitled to vote on a matter, represented in person or by proxy, shall constitute a quorum for consideration of such matter at a meeting of shareholders, but in no event shall a quorum consist of less than one-third of the outstanding shares entitled so to vote. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on a matter shall be the act of the shareholders, unless the vote of a greater number or voting by class is required by the Act or the articles of incorporation. If less than a majority of theoutstanding shares is represented at said meeting, a majority of shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of such number of shareholders as may leave less than a quorum.

SECTION 11. PROXIES

(a) A shareholder may appoint a proxy to vote or otherwise act for him or her by signing an appointment form and delivering it to the person so appointed.

(b) No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy. Every proxy continues in full force and effect until revoked by the person executing it prior to the vote pursuant thereto, except as otherwise provided in this Section. Such revocation may be effected by a writing delivered to the corporation stating that the proxy is revoked or by a subsequent proxy executed by, or by attendance at the meeting and voting in person by, the person executing the proxy. The dates contained on the forms of proxy presumptively determine the order of execution, regardless of the postmark dates on the envelopes in which they are mailed.

(c) An appointment of a proxy is revocable by the shareholder unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest in the shares or in the corporation generally. By way of example and without limiting the generality of the foregoing, a proxy is coupled with an interest when the proxy appointed is one of the following: (1) a pledgee; (2) a person who has purchased or has agreed to purchase the shares; (3) a creditor of the corporation who has extended it credit under terms requiring the appointment, if the appointment states the purpose for which it was given, the name of the creditor, and the amount of credit extended; (4) an employee of the corporation whose employment contract requires the appointment, if the appointment states the purpose for which it was given, the name of the employee, and the period of employment; or (5) a party to a voting agreement created under Section 7.70 of the Act.

(d) The death or incapacity of the shareholder appointing a proxy does not revoke the proxy's authority unless notice of the death or incapacity is received by the officer or agent who maintains the corporation's share transfer book before the proxy exercises his or her authority under the appointment.

(e) An appointment made irrevocable under subsection (c) becomes revocable when the interest in the proxy terminates such as when the pledge is redeemed, the shares are registered in the purchaser's name, the creditor's debt is paid, the employment contract ends, or the voting agreement expires.

(f) A transferee for value of shares subject to an irrevocable appointment may revoke the appointment if the transferee was ignorant of its existence when the shares were acquired and both the existence of the appointment and its revocability were not noted conspicuously on the certificate (or information statement for shares without certificates) representing the shares.

(g) Unless the appointment of a proxy contains an express limitation on the proxy's authority, the corporation may accept the proxy's vote or other action as that of the shareholder making the appointment. If the proxy appointed fails to vote or otherwise act in accordance with the appointment, the shareholder is entitled to such legal or equitable relief as is appropriate in the circumstances.

SECTION 12. CUMULATIVE VOTING. Unless otherwise provided in the Articles of Incorporation, in all elections for directors, every shareholder shall have the right to vote, in person or by proxy, the number of shares owned by him, for as many persons as there are directors to be elected, or to cumulate said shares, and give one candidate as many votes as the number of directors multiplied by the number of his shares shall equal, or to distribute such number of cumulative votes in any proportion among any number of candidates, as the shareholder shall see fit. The shares may be voted either in person or by proxy as provided in Article II Section 11 of these by-laws.

SECTION 13. VOTING TRUST AGREEMENT. Any number of shareholders may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares, for a period not to exceed ten years, by entering into a written voting trust agreement specifying the terms and conditions of the voting trust, and by transferring their shares to such trustee or trustees for the purposes of the agreement. Any such trust agreement shall not become effective until a counterpart of the agreement is deposited with the corporation at its registered office. The counterpart of the voting trust agreement so deposited with the corporation shall be subject to the same right of examination by a shareholder of the corporation, in person or by agent or attorney, as is the record of shareholders of the corporation, and shall be subject to examination by any holder of a beneficial interest in the voting trust, either in person or by agent or attorney, at any reasonable time for any proper purpose.

SECTION 14. INFORMAL ACTION BY SHAREHOLDERS.

(A) Unless otherwise provided in the articles of incorporation, any action required by the Business Corporation Act to be taken at any annual or special meeting of the shareholders of the corporation, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting and without a vote, if a consent in writing, setting forth the action so taken, shall be signed (i) by all of the shareholders entitled to vote with respect to the subject matter thereof, or (ii) by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voting, <u>if</u> five days prior notice of the proposed action is given in writing to all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III

DIRECTORS

SECTION 1. AUTHORITY.

(a) The corporation shall have a board of directors and the business and affairs of the corporation shall be managed by or under the direction of the board of directors.

(b) A director need not be a resident of the State of Illinois or a shareholder of the corporation unless the articles of incorporation so prescribe. Each director shall meet the qualifications, if any, that are specified in the Articles of Incorporation, or these by-laws.

SECTION 2. NUMBER, ELECTION AND RESIGNATION OF DIRECTORS.

(a) The number of directors of the corporation shall be 3 except the number of initial directors shall be fixed by the incorporators in the articles of incorporation or at the organizational meeting. The number of directors may be increased or decreased from time to time by amendment to these by-laws.

(b) The terms of all directors expire at the next annual stockholders' meeting following their election, unless their terms are staggered under the articles of incorporation or these by-laws. The term of a director elected to fill a vacancy expires at the next annual shareholders' meeting at which his or her predecessor's term would have expired. The term of a director elected as a result of an increase in the number of directors expires at the next annual shareholders' meeting, unless the term is staggered under the articles of incorporation or these by-laws.

Despite the expiration of a director's term, he or she continues to serve until the next meeting of shareholders at which directors are elected. A decrease in the number of directors does not shorten an incumbent director's term.

(c) A director may resign at any time by giving written notice to the board of directors, its chairman, or to the president or secretary of the corporation. A resignation is effective when the notice is given unless the notice specifies a future date. The pending vacancy may be filled before the effective date, but the successor shall not take office until the effective date.

SECTION 3. REGULAR MEETINGS. There shall be a regular meeting of the board of directors without other notice than this by-law immediately after and at the same place as the annual meeting of shareholders. The board of directors may provide, by resolution, the time and place, either within or without the State of Illinois, for the holding of additional regular meetings without notice other than such resolution.

SECTION 4. SPECIAL MEETINGS. A special meeting of the board of directors may be held either within or without the State of Illinois and said meeting may be called at the request of the president or any two members of the board of directors.

SECTION 5. ATTENDANCE AT MEETINGS. Unless specifically prohibited by the articles of incorporation, members of the board of directors or of any committee of the board of directors may participate in and act at any meeting of such board or committee through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the person or persons so participating.

SECTION 6. NOTICE. Notice of any special meeting shall be given at least days previous thereto by written notice to each director at such director's address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If not to be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

SECTION 7. QUORUM. A majority of the number of directors fixed by these by-laws shall constitute a quorum for transaction of business at any meeting of the board of directors, provided that if less than a majority of directors are present at said meeting, a majority of the directors present may adjourn the meeting at any time without further notice.

SECTION 8. MANNER OF ACTING. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors, unless the act of a greater number is required by statute, these by-laws, or the articles of incorporation.

SECTION 9. VACANCIES. Any vacancy occurring in the board of directors and any directorship to be filled by reason of an increase in the number of directors may be filled by election at an annual meeting or at a special meeting of shareholders called for that purpose; provided, however, that the board of directors may fill vacancies arising between the meetings of shareholders by reason of an increase in the number of director or otherwise. A director elected by the shareholders to fill a vacancy shall hold office for the balance of the term for which he or she was elected. A director appointed to fill a vacancy shall serve until the next meeting of shareholders at which directors are to be elected.

SECTION 10. INFORMAL ACTION BY DIRECTORS.

(a) Unless specifically prohibited by the articles of incorporation, any action required by the Act to be taken at a meeting of the board of directors, or any other action which may be taken at a meeting of the board of directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all the directors entitled to vote with respect to the subject matter thereof, or by all the members of such committee, as the case may be.

(b) The consent shall be evidenced by one or more written approvals, each of which sets forth the action taken and bears the signature of one or more directors. All the approvals evidencing the consent shall be delivered to the secretary to be filed in the corporate records. The action taken shall be effective when all the directors have approved the consent unless the consent specifies a different effective date.

(c) Any such consent signed by all the directors or all the members of a committee shall have the same effect as a unanimous vote.

SECTION 11. COMPENSATION. Unless otherwise provided in the Articles of Incorporation, the board of directors, in accordance with these by-laws and by the affirmative vote of the majority of the directors then in office, shall have the authority to establish reasonable compensation for themselves in performing their duties as directors and for payment of their reasonable expenses, notwithstanding the provisions of Section 14 of Article III of these by-laws, and irrespective of any personal interest of any member of the board of directors.

SECTION 12. REMOVAL OF DIRECTORS. One or more of the directors may be removed, with or without cause, at a meeting of shareholders by the affirmative vote of the holders of a majority of the outstanding shares then entitled to vote at an election of directors, except as follows:

(a) No director shall be removed at a meeting of shareholders unless the notice of such meeting shall state that a purpose of the meeting is to vote upon the removal of one or more directors named in the notice. Only the named director or directors may be removed at such meeting.

(b) If less than the entire board is to be removed, no director may be removed, with or without cause, if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors.

(c) If a director is elected by a class or series of shares, he or she may be removed only by the shareholders of that class or series.

SECTION 13. COMMITTEES.

(a) A majority of the directors may create one or more committees and appoint members of the board to serve on the committee or committees. Each committee shall have two or more members, who serve at the pleasure of the board.

(b) Unless the appointment by the board of directors requires a greater number, a majority of any committee shall constitute a quorum and a majority of a quorum is necessary for committee action. A committee may act by unanimous consent in writing without a meeting and, subject to the provisions of the by-laws or actions by the board of directors, the committee by majority vote of its members shall determine the time and place of meetings and the notice required therefor.

(c) To the extent specified by the board of directors or in the articles of incorporation, each committee may exercise the authority of the board of directors under Section 1 of Article III of these by-laws; provided, however, a committee may not: (1) authorize distributions, except for dividends to be paid with respect to shares of any preferred or special classes or any series thereof; (2) approve or recommend to shareholders any act the business Corporation Act requires to be approved by shareholders; (3) fill vacancies on the board or on any of its committees; (4) elect or remove officers or fix the compensation of any member of the committee; (5) adopt, amend or repeal these by-laws; (6) approve a plan of merger not requiring shareholder approval; (7) authorize or approve reacquisition of shares, except according to a general formula or method prescribed by the board; (8) authorize or approve the issuance or sale, or contract for sale, of shares or determine the designation and relative rights, preferences, and limitations of a series of shares, except that the board may direct a committee to fix the specific terms of the issuance or sale or contract for sale or the number of shares to be allocated to particular employees under an employee benefit plan; or (9) amend, alter, repeal, or take action inconsistent with any resolution or action of the board of directors when the resolution or action of the board of directors provides by its terms that it shall not be amended, altered or repealed by action of a committee.

SECTION 14. PRESUMPTION OF ASSENT. A director of the corporation who is present at a meeting of the board of directors at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his dissent is entered in the minutes of the meeting or unless he files his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or forwards such dissent by registered or certified mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent does not apply to a director who voted in favor of such action.

SECTION 15. DIRECTOR CONFLICT OF INTEREST.

(a) If a transaction is fair to the corporation at the time it is authorized, approved or ratified, the fact that a director of the corporation is directly or indirectly a party to the transaction is not grounds for invalidating the transaction.

(b) In a proceeding contesting the validity of a transaction described in the preceding paragraph of this Section, the person asserting validity has the burden of proving fairness unless:

(1) the material facts of the transaction and the director's interest or relationship were disclosed or known to the board of directors or a committee of the board and the board or committee authorized, approved or ratified the transaction by the affirmative votes of a majority of disinterested directors, even though the disinterested directors be less than a quorum; or

(2) the material facts of the transaction and the director's interest or relationship were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction without counting the vote of any shareholder who is an interested director.

The presence of the director, who is directly or indirectly a party to the transaction described in subsection (a), or a director who is otherwise not disinterested, may be counted in determining whether a quorum is present but may not be counted when the board of directors or a committee of the board takes action on the transaction.

For purposes of this Section, a director is "indirectly" a party to a transaction if the other party to the transaction is an entity in which the director has a material financial interest or of which the director is an officer, director or general partner.

ARTICLE IV

OFFICERS

SECTION 1. NUMBER. The officers of the corporation shall consist of a president, one or more vice-presidents, a treasurer, a secretary, and such other officers as may be elected by the board of directors. Any two or more offices may be held by the same person.

SECTION 2. ELECTION AND TERM OF OFFICE. The officers of the corporation shall be elected annually by the board of directors at the first meeting of the board of directors held after each annual meeting of shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as practicable. Each officer shall hold office until such officer's successor shall have been duly elected and qualified or until his death or until he shall resign or shall have been removed in the manner herein provided. Election of appointment of an office shall not of itself create contract rights.

SECTION 3. VACANCIES. Vacancies because of death, resignation, removal, disqualification or otherwise may be filled by the board of directors for the unexpired portion of the term.

SECTION 4. REMOVAL. Any officer or agent may be removed by the board of directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

SECTION 5. THE PRESIDENT. The president shall be the principal executive officer of the corporation. Subject to the control of the board of directors, he shall in general supervise and control all of the business and affairs of the corporation. The president shall preside at all meetings of the shareholders and of the board of directors and the president may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the board of directors, certificates for shares of the corporation and deeds, mortgages, bonds, contracts, or other instruments which the board of directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the board of directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the board of directors from time to time.

SECTION 6. THE VICE-PRESIDENTS. The vice-president (or in the event there be more than one vice-president, each of the vice-presidents) shall assist the president in the discharge of his duties as the president may direct and shall perform such other duties as from time to time may be assigned to him by the president or by the board of directors. In the absence of the president or in the event of his inability or refusal to act, the vice-president (or in the event there be more than one vice-president, the vice-presidents) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Except in those instances in which the authority to execute is expressly delegated to another officer or agent of the corporation or a different mode of execution is expressly prescribed by the board of directors or these by-laws, the vice-president (or each of them if there are more than one) may execute for the corporation certificates for its shares and any contracts, deeds, mortgages, bonds or other instruments which the board of directors has authorized to be executed, and he may accomplish such execution either under or without the seal of the corporation and either individually or with the secretary, any assistant secretary, or any other officer thereunto authorized by the board of directors, according to the requirements of the form of the instrument.

SECTION 7. THE SECRETARY. The secretary shall (a) keep the minutes of the proceedings of the shareholders and of the board of directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these by-laws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation; (d) keep a register of the address of each shareholder which shall be furnished to the secretary by such shareholder; (e) have general charge of the stock transfer books of the corporation along with the power to sign with the president of the corporation along with the power to sign with the president of the corporation certificates for shares of the corporation, issuance of which shall have been authorized by resolution of the board of directors; (f) certify these by-laws, resolutions of the shareholders and board of directors and committees thereof, and other documents of the corporation as true and correct copies thereof; and (g) in general perform all duties incident to the office of secretary and such other duties as are prescribed by these by-laws or the Act or as from time to time may be assigned to the secretary by the president or by the board of directors.

SECTION 8. THE TREASURER. The treasurer shall (a) have charge and custody for all of the funds and securities of the corporation and have charge and be responsible for the maintenance of adequate books of account for the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositaries as the board of directors may select; and (c) in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to the treasurer by the president or by the board of directors. If required by the board of directors, the treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the board of directors shall determine.

SECTION 9. ASSISTANT TREASURERS AND ASSISTANT SECRETARIES. The assistant secretaries, when authorized by the board of directors, may sign with the president or vice-president certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the board of directors. The assistant treasurers shall, if required by the board of directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the board of directors shall determine. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or the treasurer, respectively, or by the president or the board of directors.

SECTION 10. SALARIES OR COMPENSATION. The board of directors shall have authority to establish salaries or reasonable compensation for the officers, and no officer shall be denied compensation by reason of the fact that he is also a director of the corporation.

ARTICLE V

CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION 1. CONTRACTS. The board of directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

SECTION 2. LOANS. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

SECTION 3. CHECKS, DRAFTS, ETC. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by one or more officers or agents of the corporation and in such manner as shall from time to time be determined by resolution of the board of directors.

SECTION 4. DEPOSITS. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as the board of directors may select.

ARTICLE VI

CERTIFICATES REPRESENTING SHARES, UNCERTIFICATED SHARES AND TRANSFER OF SHARES

SECTION 1. CERTIFICATES REPRESENTING SHARES. The issued shares of the corporation shall be represented by certificates or shall be uncertificated shares. Certificates shall be signed by the appropriate corporate officers, shall contain such information or statement as may be required by law, and may be sealed with the seal, or a facsimile of the seal, or the corporation, if the corporation uses a seal. If a certificate is countersigned by a transfer agent or registrar, other than the corporation itself or its employee, any other signatures or countersignature on the certificate may be facsimiles.

Unless otherwise provided by the articles of incorporation, the board of directors of the corporation may provide by resolution that some or all of any or all classes and series of its shares shall be uncertificated shares, provided that such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to the Act. Except as otherwise expressly provided by law, the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

SECTION 2. LOST, DESTROYED OR STOLEN CERTIFICATES. If a shareholder clam that a stock certificate has been lost, destroyed or wrongfully taken, the board of directors may, consistent with the requirements of law, impose reasonable requirements which must be satisfied prior to the issuance of a replacement certificate.

SECTION 3. TRANSFER OF SHARES. Transfer of shares of the corporation shall be made only on the stock transfer books of the corporation by the holder of record thereof or by such holder's legal representative, who shall furnish proper evidence of authority to transfer, or by such holder's attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the corporation, and, unless such shares by uncertificated shares, on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

ARTICLE VII

FISCAL YEAR

The fiscal year of the corporation shall be fixed by resolution of the board of directors.

ARTICLE VIII

DISTRIBUTIONS

The board of directors may authorize, and the corporation may make, distributions to its shareholders, subject to any restrictions in the articles of incorporation and subject to the limitations provided for in the Act.

ARTICLE IX

CORPORATE SEAL

The seal shall have inscribed thereon the name of the corporation and the words, Corporate Seal, Illinois.

ARTICLE X

WAIVER OF NOTICE

Whenever any notice whatever is required to be given under the provisions of the Act or under the provisions of the articles of incorporation or these by-laws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance at any meeting shall constitute waiver of notice thereof unless the person at the meeting objects to the holding of the meeting because proper notice was not given.

ARTICLE XI

AMENDMENTS

Unless the power to do so is reserved unto the shareholders by the Articles of Incorporation, these by-laws may be altered, amended or repealed or new by-laws adopted by the shareholders or board of directors, however, no by-law adopted by the shareholders may be altered, amended or repealed by the board of directors if these by-laws so provide.

ARTICLE XII

INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS

SECTION 1. The corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith an in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment or settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

SECTION 2. The corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, however no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extend that the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

SECTION 3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections 1 and 2, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him or her in connection therewith.

SECTION 4. Any indemnification under sections 1 and 2 (unless ordered by the court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he of she has met the applicable standard of conduct set forth in sections 1 and 2. Such determination shall be made (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the shareholders.

SECTION 5. The indemnification provided by this article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any contract, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit to the heirs, executors and administrators of such a persons.

SECTION 6. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not liability under the provisions of this article.

SECTION 7. If the corporation has paid indemnity or has advanced expenses to a director, officer, employee or agent, the corporation shall report to the shareholders in writing the indemnification or advance with or before the notice of the next meeting of shareholders.

ARTICLE XIII

REPAYMENT OF DISALLOWED DEDUCTION

SECTION 1. FULL REIMBURSEMENT BY OFFICERS. Any payments made to an officer of the corporation such as salary, commission, bonus, interest, rent, medical reimbursement or entertainment expense incurred by him which, for Federal income tax purposes, shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer to the corporation to the full extent of such disallowance.

SECTION 2. SECURITY FOR REPAYMENT. It shall be the duty of the directors, as a board, to enforce payment of such amount disallowed. In lieu of payment by the officer, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

ARTICLE XIV

SECURITIES

The Corporation shall exercise its power to create and issue the number of shares stated in its article of incorpoation and such shares may be divided into one or more classes.

By a resolution of the board of directors and duly approved by the affirmative vote of the holders of at least 85% of the outstanding shares of the corporation consistent with the articles of incorporation and its amendment thereto, the corporation may create and issue, whether or not in connection with the issue and sale of its shares or bonds, rights or options entitling the holders thereof to purchase from the corporation, upon such consideration, terms and conditions as may be fixed by the board, shares of any class or series, whether authorized but unissued shares, treasury shares or shares to be purchased or acquired, notes of the corporation or assets of the corporation with terms and conditions that preclude or limit the exercise, transfer or receipt of such rights or options by any person or persons owning or offering to acquire a specified number or percentage of the outstanding common shares or other securities of the corporation, or any transferee or transferees of any such person or persons, or that invalidate or void such rights or options held by any such person or persons or any such transferee or transferees.

SECURITY HOLDERS RIGHTS: 1. A holder of or subscriber to shares of the corporation shall be under no obligation to the corporation or its creditors with respect to such shares other than the obligation to pay to the corporation the full consideration for which the shares were issued or to be issued. Any person becoming an assignee or transferee of shares or of a subscription for shares in good faith and without knowledge or notice that the full consideration therefor has not been paid shall not be personally liable to the corporation or its creditors for any unpaid portion of such consideration.
2. No person holding shares as executor, administrator, guardian, trustee, assignee for the benefit of creditors, or receiver shall be personally liable as a shareholder, but the beneficial owner thereof and the estate and funds in the custody of the executor, administrator, guardian, trustee, assignee, or receiver shall be liable for any unpaid portion of the full consideration for which such shares were issued or to be issued. No pledgee or other holder of shares as collateral security shall be personally liable as a shareholder.
3. A holder of or subscriber to shares of the corporation shall be under no obligation under state statue or foreign laws liable with respect to servants, laborers or employees of the corporation.
4. Holders of preferred shares of the corporation shall have the following rights: a). Preference over any other class or classes of share as to the payment of dividends.

b). Have their shares redeemed by the corporation at the price fixed.
c). Have the right of convertible into shares of any other class, or into shares of any series of the same or any other class if so stated in the terms and condition of the preferred shares.
d). Entitle to dividends which are cumulative or partially cumulative or which are non-cumulative depending on the terms and condition of the preferred shares.
e). Preference as to the assets of the corporation over any other class or classes of shares upon the voluntary or involuntary liquidation of the corporation.

Holders of preferred shares shall not have voting rights in the affairs of the corporation.

5. The corporation shall not be obligated to, and shall not issue fractional share certificate or scrip certificate, and by action of the board of directors, shall in lieu thereof, pay cash equal to the value of said fractional share.

6. Holders of common shares shall have the following rights:
a). Shall be entitle to one vote for one share in matters submitted for vote of shareholders.
b). To vote in person or by proxy.
c). Elect members of the board of directors
d). Receive dividends.
e). Examine in person or by agent, at any reasonable time or times, the following transaction that commence existence at the time the holder became a shareholder of record:
Corporate books and records of account, minutes, voting trust agreements, and record of shareholders.

7. Common Shares held by shareholders shall not have:
a). Cumulative voting rights.
b). Special voting rights.
c). Preference as to dividends or interests.
d). Resale restrictions
e). Preference upon liquidation.
f). Conversion rights.
g). Preemptive rights.
h). Redemption provisions.
i). Sinking fund provisions.
j). Common shares shall not be callable.

8. Secured bond and or secured note holders of a collaterized asset(s) shall have right of repossession and or proceeds of such asset(s) upon default or liquidation.

9. Unsecured bond and or unsecured note holders shall have no preference to any assets or proceeds upon liquidation of the corporation.

ARTICLE XV

CONFLICT

The articles of incorporation and as amended shall governwhere any wording and or any section of corporate by-laws is in conflict with any provision of articles of incorporation and its amendment thereof.

File Number 5842-632-6

State of Illinois
Office of
The Secretary of State

Whereas, ARTICLES OF INCORPORATION OF PRIMEX CORPORATION INCORPORATED UNDER THE LAWS OF THE STATE OF ILLINOIS HAVE BEEN FILED IN THE OFFICE OF THE SECRETARY OF STATE AS PROVIDED BY THE BUSINESS CORPORATION ACT OF ILLINOIS, IN FORCE JULY 1, A.D. 1984.

Now Therefore, I, George H. Ryan, Secretary of State of the State of Illinois, by virtue of the powers vested in me by law, do hereby issue this certificate and attach hereto a copy of the Application of the aforesaid corporation.

In Testimony Whereof, I hereto set my hand and cause to be affixed the Great Seal of the State of Illinois, at the City of Springfield, this 14TH day of JULY A.D. 19 95 and of the Independence of the United States the two hundred and 20TH .


SEAL OF THE STATE OF ILLINOIS
AUG. 26TH 1818

George H Ryan

Secretary of State

C-212.1

Form **BCA-2.10** | **ARTICLES OF INCORPORATION**

(Rev. Jan. 1991)

George H. Ryan
Secretary of State
Department of Business Services
Springfield, IL 62756

This space for use by Secretary of State

FILED

JUL 14 1995

GEORGE H. RYAN
SECRETARY OF STATE

SUBMIT IN DUPLICATE!

This space for use by Secretary of State

Date 7-14-95
Franchise Tax $25.00
Filing Fee $75.00
Approved: $100.00

Payment must be made by certified check, cashier's check, Illinois attorney's check, Illinois C.P.A's check or money order, payable to "Secretary of State."

1. CORPORATE NAME: PRIMEX CORPORATION

PAID
JUL 14 1995

(The corporate name must contain the word "corporation", "company," "incorporated," "limited" or an abbreviation thereof.)

2. Initial Registered Agent: PAUL (First Name) (Middle Initial) OTUBUSIN. (Last name)

Initial Registered Office: Three First National Plaza (Number, Street) 3600 (Suite #)
Chicago IL 60602 (City, Zip Code) Cook (County)

3. Purpose or purposes for which the corporation is organized:
(If not sufficient space to cover this point, add one or more sheets of this size.)

The transaction of any or all lawful purposes for which Corporations may be incorporated under the Illinois Business Corporation Act of 1983.

(44)

4. Paragraph 1: Authorized Shares, issued Shares and Consideration Received:

Class	Par Value per Share	Number of Shares Authorized	Number of Shares Proposed to be Issued	Consideration to be Received Therefor
Common	$ NPV	1,800,000	1,000	$ 5,000

TOTAL = $ 5,000

Paragraph 2: The preferences, qualifications, limitations, restrictions and special or relative rights in respect of the shares of each class are: none
(If not sufficient space to cover this point, add one or more sheets of this size.)

7-13

5842-632-6

(over)

File Number 5842-632-6

State of Illinois
Office of
The Secretary of State

Whereas, ARTICLES OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF

PRIMEX CORPORATION

INCORPORATED UNDER THE LAWS OF THE STATE OF ILLINOIS HAVE BEEN FILED IN THE OFFICE OF THE SECRETARY OF STATE AS PROVIDED BY THE BUSINESS CORPORATION ACT OF ILLINOIS, IN FORCE JULY 1, A.D. 1984.

Now Therefore, I, George H. Ryan, Secretary of State of the State of Illinois, by virtue of the powers vested in me by law, do hereby issue this certificate and attach hereto a copy of the Application of the aforesaid corporation.

In Testimony Whereof, I hereto set my hand and cause to be affixed the Great Seal of the State of Illinois, at the City of Springfield, this 26TH day of FEBRUARY A.D. 19 97 and of the Independence of the United States the two hundred and 21ST .


SEAL OF THE STATE OF ILLINOIS
AUG. 26TH 1818

George H Ryan

Secretary of State

C-212.2

Form **BCA-10.30**
(Rev. Jan. 1995)

ARTICLES OF AMENDMENT

File # 5842-632-6

George H. Ryan
Secretary of State
Department of Business Services
Springfield, IL 62756
Telephone (217) 782-1832

Remit payment in check or money order, payable to "Secretary of State."

*The filing fee for articles of amendment - $25.00

FILED
FEB 26 1997
GEORGE H. RYAN
SECRETARY OF STATE

PAID
FEB 28 1997

SUBMIT IN DUPLICATE

This space for use by Secretary of State
Date 2-26-97
Franchise Tax $
Filing Fee* $ 25
Penalty $
Approved: 5X

1. CORPORATE NAME: PRIMEX CORPORATION
(Note 1)

2. MANNER OF ADOPTION OF AMENDMENT:
The following amendment of the Articles of Incorporation was adopted on 2/18, 19 97 in the manner indicated below. ("X" one box only)

☐ By a majority of the incorporators, provided no directors were named in the articles of incorporation and no directors have been elected;
(Note 2)

☐ By a majority of the board of directors, in accordance with Section 10.10, the corporation having issued no shares as of the time of adoption of this amendment;
(Note 2)

☐ By a majority of the board of directors, in accordance with Section 10.15, shares having been issued but shareholder action not being required for the adoption of the amendment;
(Note 3)

☐ By the shareholders, in accordance with Section 10.20, a resolution of the board of directors having been duly adopted and submitted to the shareholders. At a meeting of shareholders, not less than the minimum number of votes required by statute and by the articles of incorporation were voted in favor of the amendment;
(Note 4)

☐ By the shareholders, in accordance with Sections 10.20 and 7.10, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by shareholders having not less than the minimum number of votes required by statute and by the articles of incorporation. Shareholders who have not consented in writing have been given notice in accordance with Section 7.10;
(Notes 4 & 5)

☒ By the shareholders, in accordance with Sections 10.20 and 7.10, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by all the shareholders entitled to vote on this amendment.
(Note 5)

3. TEXT OF AMENDMENT:
a. When amendment effects a name change, insert the new corporate name below. Use Page 2 for all other amendments.
Article I: The name of the corporation is:

DOCTORS PHARMACEUTICAL CORPORATION
(NEW NAME)

2-25

All changes other than name, include on page 2
(over)

Form **BCA-10.30** (Rev. Jan. 1999)

ARTICLES OF AMENDMENT

File # 5842-632-6

Jesse White
Secretary of State
Department of Business Services
Springfield, IL 62756
Telephone (217) 782-1832

Remit payment in check or money order, payable to "Secretary of State."

The filing fee for restated articles of amendment - $100.00

http://www.sos.state.il.us

FILED
NOV 5 - 2004
JESSE WHITE
SECRETARY OF STATE

SUBMIT IN DUPLICATE

This space for use by Secretary of State

Date 11-5-04
Franchise Tax $
Filing Fee* ~~$25.00~~ 50.00
Penalty $
Approved:

1. CORPORATE NAME: Doctors Pharmaceutical Corporation (Note 1)

2. MANNER OF ADOPTION OF AMENDMENT:

The following amendment of the Articles of Incorporation was adopted on October 22 (Month & Day), 2004 (Year) in the manner indicated below. ("X" one box only)

☐ By a majority of the incorporators, provided no directors were named in the articles of incorporation and no directors have been elected; (Note 2)

☐ By a majority of the board of directors, in accordance with Section 10.10, the corporation having issued no shares as of the time of adoption of this amendment; (Note 2)

☐ By a majority of the board of directors, in accordance with Section 10.15, shares having been issued but shareholder action not being required for the adoption of the amendment; (Note 3)

☐ By the shareholders, in accordance with Section 10.20, a resolution of the board of directors having been duly adopted and submitted to the shareholders. At a meeting of shareholders, not less than the minimum number of votes required by statute and by the articles of incorporation were voted in favor of the amendment; (Note 4)

☐ By the shareholders, in accordance with Sections 10.20 and 7.10, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by shareholders having not less than the minimum number of votes required by statute and by the articles of incorporation. Shareholders who have not consented in writing have been given notice in accordance with Section 7.10; (Notes 4 & 5)

☒ By the shareholders, in accordance with Sections 10.20 and 7.10, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by all the shareholders entitled to vote on this amendment. (Note 5)

3. TEXT OF AMENDMENT:

a. When amendment effects a name change, insert the new corporate name below. Use Page 2 for all other amendments.

Article I: The name of the corporation is:

(NEW NAME)

All changes other than name, include on page 2
(over)

Text of Amendment

b. *(If amendment affects the corporate purpose, the amended purpose is required to be set forth in its entirety. If there is not sufficient space to do so, add one or more sheets of this size.)*

Resolved:

1. The authorize share of the Corporation shall be 5 billion Common Shares NPV. 300 million Preferred Shares NPV.

2. The Board of Directors shall have no power whatsoever to alter or amend or repeal in whole or in part the Articles of Incorporation, Amendment to the Articles of Incorporation, Bye-Laws of the Corporation.

3. The Board of Directors shall not set designations, preferences, qualifications, limitations, restrictions, and special or relative rights of any class of shares of the Corporation without authorization and or approval by the affirmative vote of the holders of at least 85% of the outstanding shares of the Corporation.

4. The Shareholders of the Corporation shall have no preemptive rights to acquire unissued shares of the Corporation or securities of the Corporation convertible into or carrying a right to subscribe to or acquire shares.

5. Voting in the Corporation is accordingly one share one vote and there shall be no cumulative voting rights. Each outstanding share, regardless of class, shall be entitled to one vote in each matter submitted to a vote at a meeting of shareholders and in the elections for Directors, every shareholder shall have the right to vote the number of shares owned by such shareholder for as many persons as there are Directors to be elected. A shareholder shall vote either in person or by proxy.

6. The Common Stock of the Corporation shall have no resale restriction, no special voting rights, no preference as to dividends or interests, no preference upon liquidation respecting common shares and common shares shall not be callable.

7. One person shall not hold the position of Chairman and Chief Executive Officer (CEO) of the Corporation.

8. Any person elected to the position of President of the Corporation and qualified shall be the Chief Executive Officer of the Corporation.

9. The affirmative vote of the holders of at least 85% of the outstanding shares of the Corporation is required to authorize and or approve the following: a) Reduction of paid-in-capital. b) Creation of any class of shares. c) Acquisition and merger, consodilation or exchange of shares with another Corporation or Corporations.

d) Sale or disposition of all or substantially all of the property and assets of the Corporation. e) Amend or modify or repeal any part thereof of the Articles of Incorporation, Amendment(s) to the Articles of Incorporation, Bye-Laws of the Corporation. f) Employment contract of a cash value exceeding $200,000 a year. g) Any severance pay package in cash and or in stock of a value exceeding $300,000. h) Any compensation and or bonus either in cash and or in stock to any Officer or Director of the Corporation and its affiliate(s) and or subsidiaries. i) Increase or decrease Corporate Common Shares. j) Issuance of Notes and Bond debenture and other obligations. k) Any investment of corporate funds in any securities, derivatives, commodities, futures, trusts, real estate or in any financial instrument(s) whatsoever. l) Compensations, loans, stocks, stock options to Officers, Directors, Employees, Consultants, Contractors, Commission Agents of the Corporation and its affiliates and subsidiaries and any charitable organization. m) Any Stock split. n) Any takeover of the Corporation by another Company.

n) Acquisition and Merger.

NUMBER

SHARES



ORGANIZED UNDER THE LAWS OF THE STATE OF ILLINOIS

DOCTORS PHARMACEUTICAL CORPORATION

SPECIMEN

This Certifies That ______________________________ *is the owner of*

______________ *Shares of the Capital Stock of the above named Corporation, fully paid, non-assessable and transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.*

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this ______________ *day of* ______________ ______________



______________ SECRETARY

______________ PRESIDENT

Common Shares do not have the following:

1. Cumulative voting rights. 2. Special voting rights.
3. Preference as to dividends or interests.
4. Resale restrictions. 5. Preference upon liquidation.
6. Conversion rights. 7. Preemptive rights.
8. Redemption provisions. 9. Sinking fund provisions
10. The common shares are not callable.
11. Voting rights: Each outstanding shares, regardless of class, shall be entitled to one vote in each matter submitted to a vote of shareholder and in the elections for directors every shareholder shall have the right to vote the number of shares owned by such shareholder for as many persons as there are directors to be elected. A shareholder may vote either in person or by proxy.

A holder of or subscriber to shares of the corporation shall be under no legal obligation under state statute or foreign laws liable with respect to servants, laborers or employees of the corporation.


CERTIFICATE
FOR
SHARES
OF
Issued to
Dated

For Value Received, ______ *hereby sell, assign and transfer unto* ______________________________

______________________________ *Shares of the Capital Stock represented by the within Certificate, and do hereby irrevocably constitute and appoint* ______________________________ *Attorney to transfer the said Stock on the books of the within named Corporation with full power of substitution in the premises.*

Dated ______________ ____

In presence of

____

____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER


DOCTORS
PHARMACEUTICAL CORPORATION

SUBSCRIPTION AGREEMENT

For Common Shares

39 South Lasalle Street . Suite 1015 . Chicago . Illinois 60603
(312) 782-2274 (773) 659-9331 (773) 784-8809 Fax (312) 782-2320

INVESTMENT INFORMATION: Please make checks payable to Doctors Pharmaceutical Corporation.
Enclose is $____________________for the purchase of Common Share(s).

INVESTMENT OWNERSHIP INFORMATION: (Select one of A, B, or C) Ownership of shares will be registered exactly as written below,

A. ☐ Individual — Name __________ Social Security # __________ Date of Birth

Beneficiary (optional) — Name __________ Social Security # __________ Date of Birth

B. ☐ Joint Tenants (with right of survivorship) — Name __________ Social Security # __________ Date of Birth

Name __________ Social Security # __________ Date of Birth

C. ☐ Uniform Transfers to Minors Act — Minor's Name __________ Social Security # __________ Date of Birth

Custodian's Name (only one allowed by law) __________

If applicable,
☐ Other — Name __________ Tax ID # __________

MAILING ADDRESS:

Street Address __________ Apt. # — Street address of joint tenant, if any __________ Apt. #

City __________ State/Zip __________ Telephone # — City __________ State/Zip __________ Telephone #

CERTIFICATION:

I certify that (i) I am a resident of the State of __________________, (ii) I have received and read the prospectus provided by Doctors Pharmaceutical Corporation., (iii) the number shown on this form is the correct applicable Tax Identification Number or Social Security Number, and (iv) I am not subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding. I understand that Doctors Pharmaceutical Corporation may reject my offer to purchase Common Shares in whole or in part, and my offer to purchase Common Shares will not become effective until accepted by Doctors Pharmaceutical Corporation.

Signature of owner, joint tenant or custodian __________ *Date* — *Signature of joint tenant, if any* __________ *Date*

This offering is made by Prospectus/Offering Circular Only

LAVELLE LEGAL SERVICES, LTD.

ATTORNEYS AND FINANCIAL COUNSELORS

WEST SUBURBAN:
1035 SOUTH YORK ROAD
BENSENVILLE, ILLINOIS 60106
TELEPHONE (630) 238-8616

KERRY M. LAVELLE
TIMOTHY M. HUGHES

THEODORE M. MCGINN
MATTHEW J. SHEAHIN
LAUREN E. SCHAAF

208 SOUTH LA SALLE STREET
SUITE TWELVE HUNDRED
CHICAGO, ILLINOIS 60604-1003
TELEPHONE (312) 332-7555
FACSIMILE (312) 332-4083
WWW.LAVELLELAW.COM

WRITER'S DIRECT LINE
(312) 332-7556
WRITER'S E-MAIL
thughes@lavellelaw.com

NORTHWST SUBURBAN:
501 WEST COLFAX
PALATINE, ILLINOIS 60067
TELEPHONE (847) 705-7555

NORTH SUBURBAN:
1401 NORTH WESTERN
LAKE FOREST, ILLINOIS 60045
TELEPHONE (847) 482-9740

United States Security and Exchanges Commission
Washington, D.C.

March 21, 2005

Re: Doctors Pharmaceutical Corporation
625,000 Common stocks Initial Public Offering.

Ladies and Gentleman:

We hereby certify that we have examined a certified copy of Doctors Pharmaceutical Corporation (the "Issuer") of record of the Department of Corporations of the State of Illinois in connection with the issuance by the Issuer if its 625,000 Common Stocks Public Offering. The Common Stocks are being issued pursuant to a resolution adopted by the Board of Directors of the Issuer on January 28, 2005.

From such examination of the records of the Issuer referred to above, we are of the opinion that such records show lawful authority for the issuance of the Common Stocks in accordance with the Issuer Corporation Charter under the laws of the State of Illinois now in force.

We further certify that we have examined a Specimen Common Stock Certificate of said issue and find the same in due form of law, and in our opinion the Common Stocks are valid and legal. The Common Stocks are issuable as fully registered Common Stocks in the amount set forth in the offering Circular/Offering Statement under the United States Securites and Exchange Commission ("The Securities Act of 1933").

Sale of the Common Stocks duly authorized and Subscribers payment of the consideration for which stocks are to be issued shall have been received by the Issuer, such stocks shall be deemed to be full paid and non-assessable and legally binding upon the Issuer and the Common Stocks shall be legally issued and delivered by the Issuer to Subscribers.

We express no opinion herein as to the accuracy, adequacy or completeness of the Offering Circular/Offering Statements relating to the Common Stock Offering.

Our opinion represents our legal judgment based upon review of the law and the facts that we deem relevant to render such opinion, and is not a guarantee of a result. This opinion is given as of the date hereof and we assume no obligation to revise or supplement this opinion to reflect any facts or circumstances that may hereafter come to our attention or any changes in law that may hereafter occur.

Respectfully Submitted,
Lavelle Legal Service, Ltd.



Timothy M. Hughes

TMH/cm

s/2473/Opinion.ltr.wpd

Agent for Service of Process

John Goodluck
Suite 1015
39 South Lasalle
Chicago, IL 60603

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on March 24, 2005.

(Issuer) Doctors Pharmaceutical Corporation

By (Signature and Title) Althastine Bryant President